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DELIVERING TO PLAN

SOURCE INTERLINK COMPANIES

2004 Annual Report

Source Interlink Companies is a leading provider of fulfillment and marketing services to retail companies who collectively operate approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. Our business consists of three interrelated operating groups: Fulfillment, In-Store Services and Wood Manufacturing.

Fulfillment manages the direct distribution of magazines to more than 5,200 retail outlets in the specialty retail market, assisting North American retailers in the selection, logistical procurement and fulfillment of monthly and weekly magazine titles. Fulfillment is also the largest U.S. importer of foreign magazine titles and a leading exporter of U.S. titles to the international market.

In-Store Services assists retailers in the mainstream market with the design, manufacture and implementation of front-end merchandising programs. This group provides additional services to retailers, publishers and other vendors, including rebate collection and real-time sales and marketing information on more than 10,000 magazine titles.

Wood Manufacturing designs and manufactures wood displays and store fixtures for leading specialty retailers.

Revenue (dollars)


360,000,000
300,000,000
240,000,000
180,000,000
120,000,000
60,000,000
1/31/00
1/31/01
1/31/02
1/31/03
1/31/04

Russell 2000 GRO (as of April 28, 2004)


+200%
+150%
+100%
+50%
0%
-50%
SORC
^RUO
May 02
September 02
January 03
May 03
September 03
January 04

NAS/NMS Composite [Nasdaq Stock] (as of April 28, 2004)


+200%
+150%
+100%
+50%
0%
-50%
SORC
^IXIC
May 02
September 02
January 03
May 03
September 03
January 04

Dear Shareholders:

Source Interlink has developed a cohesive strategy to solidify the Company's leadership position in three core operating Divisions: 1) In-Store Services; 2) customized Wood Manufacturing; and 3) Fulfillment which includes the distribution of magazines and fulfillment of checkout merchandise. We are committed to capitalizing on new business opportunities that expand our depth of services and strengthen our long-term growth prospects on a global basis.

Source Interlink is successfully executing its plan. In fiscal 2004, the Company reported net income of $10.0 million on record revenue of $333.1 million. Consolidated gross profit for the year increased 18.8% to $88.4 million and cash flow from operations was $12.3 million.

In the past two and a half years, the Company has consolidated and moved offices throughout the country to our new world headquarters in southwest Florida; the Fulfillment Division was acquired and transformed into a profitable, worldwide Company; new products and services were introduced to customers in each business segment; operations were expanded through a new overseas subsidiary; and the Company has undergone successful refinancing to enhance its future position through a new bank facility with Wells Fargo Foothill. The Company also completed a stock offering shortly after year-end. Virtually all bank debt has been paid off placing the Company in its strongest financial condition ever.



Unique synergies created among our diverse business segments combined with streamlined operations provide strong prospects for long-term growth. Source Interlink possesses distinctive advantages in the industries it serves, including:

- Positioning – Source Interlink is ideally situated at the hub of retail activity, playing a pivotal role between the retailer, vendor and consumer.
- Cross-selling – A diverse portfolio of products and services offered by the Company creates strategic cross-selling opportunities and serves as a one-stop shop for clients.
- Facilities – State-of-the-art factories and fulfillment centers and a consolidated corporate headquarters which enables the Company to maximize opportunities and plan strategic growth.
- Technology – The Company's proprietary, scan-based information and data-retrieval systems are recognized as among the most sophisticated in the retailing industry.
- Management – Years of industry experience has led to key relationships with the world's leading retailers, publishers and consumer goods providers.

These advantages within the competitive marketplace, will allow Source Interlink to build a strong foundation for future performance.

S. Leslie Flegel
Chairman & Chief Executive Officer

James R. Gillis
President & Chief Operating Officer

In fiscal 2004, Source Interlink's Fulfillment Division — our direct-to-retail magazine distributor — strengthened its position in the single-copy magazine sales industry. The Company's critical role in category management in the mainstream market had a profound impact on attracting new publishing customers. Our Fulfillment Division made tremendous strides in expanding its international business as we opened a London-based headquarters for our new international subsidiary. Foreign publications continue to be one of the fastest growing segments in the periodical business in the U.S. We are the largest U.S. importer of foreign magazine titles and, through Worldwide Media, a leading exporter of U.S. periodicals to the international market. The Fulfillment Division currently services approximately 1,200 publications representing more than $110 million in annual import and export retail sales. Additional opportunities will be created by leveraging Fulfillment to introduce other products and services, such as information and category management, throughout Europe. Our plan is to replicate our successful model established in North America to the United Kingdom since checkout merchandising programs currently do not exist abroad.

The Company also moved beyond the distribution and fulfillment of magazines for the first time when it provided set-up distribution for general consumer products at a major chain. This is a major milestone for the Company. Fulfillment's ability to ship fixtures manufactured by our In-Store Services Division, already filled with existing product, enables retailers to place these self-contained merchandising displays on sale immediately. An expansive retail client base in excess of 1,000 major chains with approximately 250,000 checkouts throughout North America enables our direct-to-retail model to penetrate the front-end consumer goods market. The Company's position in front-end management and fulfillment capabilities has opened the door to a new, substantial business opportunity created by combining the strengths of two core efficiencies.

In-Store Services was led by a record performance in rebate management and information services. For the year, In-Store Services signed new information clients including *Reader's Digest*, Ziff Davis Media, *Consumer Reports*, Future Networks USA, *BusinessWeek*, Wenner Media, and others. The combination of our direct-to-retail distribution model based on daily scan-based, point-of-sale information provides magazine publishers and retailer outlets with the unique ability to increase sell-through and improve performance.

Our customized Wood Manufacturing Division achieved a profitable turnaround as key customers expanded store counts and we experienced greater operating efficiencies through shared resources. New customers including The Hudson Group's airport retail outlets combined with the rollout of the new Genesis magazine merchandising system provides this Division with a much needed broader base of customers. Genesis is an innovative gridlock wood fixture that is an attractive, modular merchandising system. The initial success of Genesis has led to the creation of other, similar retail displays outside of magazines. Genesis programs have been installed in major chains including Food Lion, Wegman's, Schnucks, and Giant Food. We expect to expand the program in fiscal 2005.

We would like to thank our valuable customers, our long-time and new shareholders as well as our employees — whose commitment to success makes our achievements possible. We look forward to a successful fiscal 2005 and beyond.

Sincerely,

S. Leslie Flegel
Chairman & Chief Executive Officer

James R. Gillis
President & Chief Operating Officer

Synergy
That Creates Opportunity

A DIVERSE PORTFOLIO

Distribution and Fulfillment
Periodical Import and Export
International Sales and Marketing
Retail Rebate Management and Systems
Front-end and Category Management
In-Store Design
Display and Fixture Manufacturing
Merchandising Systems
Information Products and Services



Front-end Profit Center

To build upon its leadership position, the Company will drive performance through synergies between the increasingly integrated nature of the Company's core businesses. The integration of Source Interlink's checkout management services, information technology, wire and wood manufacturing, and distribution/fulfillment businesses provides strong growth prospects.

Source Interlink's unique business model is designed to provide a complete array of products and value-added services to retailers in the mainstream and specialty markets, magazine publishers and front-end vendors. The Company's broad, diverse portfolio of offerings presents significant operating leverage and cross-selling opportunities.

Over the years, the Company' reputation for reliability and timeliness has earned it the long-standing loyalty of a customer base composed of some of the best-known names in industry. The Company is well positioned to continue adding customers, both in North America and abroad, and to continue providing additional products and services to its extensive customer base. Recently, Source Interlink put the finishing touches on a new infrastructure, including a reorganization of the Company's leadership structure consistent with the growth anticipated over the next few years and a new facility for its corporate headquarters, which accelerates its business model and provides greater efficiency in servicing its customers.


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A Special Note Concerning Forward-Looking Statements

Some of the information in this report contains forward-looking statements that involve risks and uncertainties. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions often characterize forward-looking statements. These statements may include, but are not limited to, projections of collections, revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. These statements are only predictions and you should not unduly rely on them. Our actual results will differ, perhaps materially, from those anticipated in these forward-looking statements as a result of a number of factors, including the risks and uncertainties faced by us described below and elsewhere in this report:

- *market acceptance of and continuing demand for our services;*
- *the impact of competitive services;*
- *the pricing and reimbursement policies of magazine publishers;*
- *our ability to obtain additional financing to support our operations;*
- *changing market conditions and other risks detailed below;*
- *demand for magazines at the retailers we service; and*
- *our ability to access retailers' point-of-sales information needed to efficiently allocate distribution.*

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The factors listed above provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you make an investment decision relating to our common stock, you should be aware that the occurrence of the events described in these risk factors could have a material adverse effect on our business, operating results and financial condition. You should read and interpret any forward-looking statement in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any forward-looking statement speaks only as of the date on which that statement is made. Unless required by U.S. federal securities laws, we will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

BUSINESS

We provide fulfillment and marketing services to more than 2,500 retail companies, who operate collectively approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. We are the largest direct-to-retail magazine distributor in the United States to more than 5,200 retail outlets including book stores, music stores and other specialty retailers, such as Barnes & Noble, Inc., Borders Group, Inc., Musicland Stores Corporation and Virgin Records. Additionally our company is a leading provider in the United States of design, manufacture and management services to the front-end of supermarkets, discount stores, drug stores, convenience stores, terminals and newsstands, such as Food Lion, Kroger Company, Target Corporation, Walgreens and Winn-Dixie Stores, Inc.

Our business model is designed to provide a complete array of products and value-added services to retailers in both the specialty and mainstream retail markets. These services include product fulfillment to retailers for publishers, publisher rebate and other incentive payment collection, fixture design and manufacturing, information technology and other management services. Our extensive relationships with retailers, as well as publishers and other vendors, throughout the United States and Canada, have enabled us to build a reputation for reliable and timely service and an efficient fulfillment infrastructure to service these markets. We believe that by acting as an outsourced coordinator of all these services we are well positioned to continue adding customers, both in the United States and internationally, and to continue providing additional products and services to our extensive customer base. To further this goal, we opened an office in London, U.K. to serve as our base for expansion into the European market.

Industry Overview

Magazine Fulfillment

According to Harrington Associates, LLC, the total market for sales of single-copy magazines at retail in the United States of America has been estimated to total approximately $4.55 billion in 2003. The structure of the distribution channel for single-copy magazines has changed little over the past several decades. Publishers generally engage a single national distributor, who acts as their representative to regional and local wholesalers and furnishes billing, collecting and marketing services throughout the United States or other territory. These national distributors then secure distribution to retailers directly, or more typically, through a number of regional and local wholesalers. The wholesalers maintain direct vendor relationships with the retailers. Retailers in the mainstream retail market require these wholesalers to provide extensive in-store services including receiving, verifying, stocking new issues and removing out-of-date issues. However, this traditional structure is not economically viable in the specialty retail market. Thus in contrast, wholesalers servicing the specialty retail market typically do not provide these in-store services.

Front-end Management

The retail sale of single-copy magazines is largely an impulse purchase decision by the consumer. As a result, publishers and manufacturers of other impulse merchandise such as confections and general merchandise (i.e., razor blades, film, batteries, etc.) consider it important for their products to be on prominent display in those areas of a store where they will be seen by the largest number of shoppers in order to increase the likelihood that their products will be sold. Retailers typically display magazines, confections and general merchandise in specific aisles, or the "mainline," and the checkout area, or the "front-end." Product visibility is highest in the front-end because every shopper making a purchase must pass through this area.

Due to the higher visibility and resulting perception of increased sales potential, publishers and other vendors compete for favorable display space in the front-end. To secure the desired display space, publishers and other vendors offer rebate and other incentive payments to retailers, such as:

- initial fees to rearrange front-end display fixtures to ensure the desired placement of their products;
- periodic placement fees based on the location and size of their products' display; and
- cash rebates based on the total sales volume of their products.

Due to the high volume of sales transactions and great variety of incentive programs offered, there is a significant administrative burden associated with front-end management. As a result, most retailers have historically outsourced the information gathering and administration of magazine claims collection to third parties such as our company. This relieves retailers of the administrative burdens, such as monitoring thousands of titles each with a distinct incentive arrangement.

Information Services

Prompt delivery of information regarding sales activity, including timing of the redesign of front-end space, changes in display positions or the discontinuance of a vendor's product, is important to publishers and other vendors of front-end products. This information allows publishers and other vendors to make important strategic decisions in advance of re-configurations and other changes implemented by retailers to the front-end. Conversely, timely delivery of information about publisher or other vendor price changes, special promotions, new product introductions and other plans is important to retailers because it enables them to enhance the revenue potential of the front-end. Historically, information available to publishers and other vendors regarding retail activity at the front-end and information available to retailers about publisher or other vendors has been fragmented and out-of-date. This has been the result of a number of factors, including:

- the sale of front-end products, including magazines, through national distributors, which minimized direct contact between retailers and publishers or other vendors;
- the lack of an efficient information collection system to gather information specifically regarding front-end product sales;
- the difficulty of gathering and organizing data from a large number of retailers selling magazines and other front-end products over a large geographic area; and
- the lack of an efficient, cost-effective means to disseminate information.

We believe that there is an increasing demand on the part of publishers and other vendors of front-end products for more frequent and detailed information regarding front-end retail activity. Through our three operating groups we have access to a significant amount of information regarding retail front-end and mainline sales activity.

Our Business

Our business consists of three synergistic operating groups: Magazine Fulfillment, In-Store Services and Wood Manufacturing.

- The Magazine Fulfillment group uses our information technology to manage the distribution of magazines to over 5,300 retail outlets in the specialty retail market operated by 18 retail chains and 1,700 independent retailers. We assist these retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly titles from over 560 publishers.

- The In-Store Services group assists retailers in the mainstream retail market with the design and implementation of their front-end merchandising programs. This group provides other value-added services to retailers, publishers and other vendors, including assistance with publisher rebate and other fee collection and access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement and distributing efforts.

- The Wood Manufacturing group designs and manufactures wood displays and store fixtures for leading specialty retailers.

Magazine Fulfillment

In the spring of 2001, we established our Magazine Fulfillment group with the acquisition of The Interlink Companies, Inc., a group of affiliated specialty magazine distributors. This strategic acquisition provided a platform from which we intend to offer an expanding list of merchandise and services to retailers, including those currently served by our In-Store Services and Wood Manufacturing groups, who are underserved by existing distribution channels and to merchandise vendors who find it difficult to adequately service certain classes of retailers. In May 2002, we entered into an agreement giving us the right to distribute domestically a group of foreign magazine titles.

At present, our Magazine Fulfillment group primarily supplies magazines to the specialty retail market. We are the principal magazine supplier for Barnes & Noble, Inc., Borders Group, Inc. and other major specialty retailers. We purchase more than 4,000 magazine titles and receive them at ten strategically located distribution centers. The distribution centers are located in San Diego, California; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Honolulu, Hawaii; Rockford, Illinois; Carteret, New Jersey; Harrisburg, Pennsylvania; Dallas, Texas; and Kent, Washington. From each of these distribution points, we process orders and ship the magazines to the retailers by commercial freight carriers, primarily Federal Express ground service. Given our broad distribution infrastructure, we are capable of delivering magazines overnight to virtually any location within the continental United States.

To meet the needs of our clients, our Magazine Fulfillment group presently offers three levels of service:

Direct-to-Retail Fulfillment. We purchase magazines, from publishers typically on a fully returnable basis. Merchandise is received in bulk at our strategically located distribution centers. Using just-in-time replenishment and order regulation systems, our employees fulfill the merchandise orders and ship the required merchandise by third party carrier directly to individual retail outlets.

Wholesale Fulfillment. Our wholesale fulfillment service facilitates the magazine procurement needs of lower volume or geographically isolated retailers by arranging for bulk shipment of magazines from publishers' printers directly to wholesalers located in lower volume markets.

Back Room Management. We developed our back room management services to enable publishers and traditional distributors access to just-in-time replenishment and order regulation. We are engaged by publishers and traditional distributors to act as their order fulfillment and shipping agent. Rather than purchasing merchandise, our back room management clients furnish merchandise to us that we then package into individual orders and ship directly to individual retail outlets. We also serve as a processor of returns for many of our retailer customers. This service consists of counting covers of unsold magazines and preparing return forms required by wholesalers to obtain credit.

Our Magazine Fulfillment group's logistical functions are linked by just-in-time replenishment and order regulation systems. By utilizing our systems, publishers and retailers are able to more effectively manage their inventory levels. We leverage third-party freight carriers, maximize the efficiency of our fixed asset base and permit retailers to reorder and return titles efficiently.

The total market for sales of single-copy magazines at retail in the United States was approximately $4.55 billion in calendar year 2003. In fiscal 2004, we estimate we distributed magazines having a retail value of approximately $387.0 million, or approximately 8.5% of this retail market.

In March 2003, we expanded our international operations when we entered into an agreement giving us the right to distribute internationally a group of domestic magazine titles. In September 2003, we established a London, U.K. office from which we are seeking to expand our international magazine distribution business and offer front-end management services to retailers that presently lack the expertise to fully realize the sales potential of their front-ends.

Our Magazine Fulfillment group's revenues accounted for $255.8 million, $211.7 million and $155.8 million of our total revenues for fiscal 2004, 2003 and 2002, respectively. Operating income (loss) from this group accounted for $15.0 million, $7.4 million and $(67.7) million of our total operating income (loss) for fiscal 2004, 2003 and 2002, respectively. Total assets for the group were $47.7 million, $32.9 million and $37.0 million at January 31, 2004, 2003 and 2002, respectively.

In-Store Services

The In-Store Services group provides publisher rebate and other incentive payment collection, information technology and front-end services, including fixture design and manufacture.

Claim Submission Services. Claim submission services have been the historical core of our business. U.S. and Canadian retailers engage our In-Store Services group to accurately monitor, document, claim and collect publisher rebate and other incentive payments. Our services are designed to relieve our clients of the substantial administrative burden associated with documenting, verifying and collecting their payment claims, and to collect a larger percentage of the potential incentive payments available to the retailers.

We established our Advance Pay Program as an enhancement to our claim submission services. Typically, retailers are required to wait a significant period of time to receive payments on their claims for incentive rebates. We improve the retailer's cash flow by advancing the claims for rebates and other incentive payments filed by us on their behalf less our commission within a contractually agreed upon period after the end of each quarter.

Information Services. In connection with our claim submission services, we gather extensive information on magazine sales, pricing, new titles, discontinued titles and display configurations on a chain-by-chain and store-by-store basis. As a result, we are able to furnish our clients with reports of total sales, sales by class of trade and sales by retailer, as well as reports of unsold magazines and total sales ranking. Our newest product, the Cover Analyzer, permits subscribers to determine the effectiveness of particular magazine covers on sales for 300 top selling titles in the United States. Our website gives subscribers the capability to react more quickly to market changes, including the ability to reorder copies of specific issues, track pricing information, to introduce new titles, and act on promotions offered by publishers. Publishers also use the website to promote special incentives and advertise and display special editions, new publications and upcoming covers. We have supplemented our own data with data obtained under agreements with Barnes & Noble, Inc., Walgreen Company and The Kroger Company.

Front-End Management. Our extensive information resources and experience in claim submission processing enable us to assist retailers by managing the design and configuration of the front-end to increase sales and incentive payment revenues. Our services in this regard frequently include designing front-end display fixtures, supervising fixture installation, selecting products and negotiating, billing and collecting incentive payments from vendors. We frequently assist our retailer clients in the development of specialized marketing and promotional programs, which include special mainline or front-end displays and cross-promotions of magazines and products of interest to the readers of these magazines.

Front-End and Point-of-Purchase Display Fixtures. To enhance retailers' efficiency during implementation of a front-end merchandising program, we acquired the capacity to design, manufacture, deliver and dispose of custom front-end and point-of-purchase displays for both retail store chains and product manufacturers. Retailers perceive our experience in managing front-end programs supported by our information services as helpful in improving the revenue generated at the front-end. In addition, we believe that our influence on the design and manufacture of display fixtures enhances our ability to incorporate features that facilitate the gathering of information. Raw materials used in manufacturing our fixtures include wire, powder coating, metal tubing and paneling, all of which are readily available from multiple sources.

Revenue from the In-Store Services group accounted for \$58.6 million, \$61.8 million and \$65.1 million of our total revenues for fiscal 2004, 2003 and 2002, respectively. Operating income from this group accounted for \$1.7 million, \$4.6 million and \$9.6 million of our total operating income for fiscal 2004, 2003 and 2002, respectively. Total assets for the group were \$101.0 million, \$109.0 million and \$110.0 million at January 31, 2004, 2003 and 2002, respectively. Total assets include assets now identified under the Shared Services group because comparable information is not available for January 31, 2002 and 2001 under the current presentation. Excluding those assets, total assets for the group were \$79.0 million at January 31, 2004.

Wood Manufacturing

The Wood Manufacturing group manufactures custom wood store fixtures and displays to customer specifications using wood veneers and laminates. Delivery of fixtures is highly concentrated in our third fiscal quarter as a result of the demands of retailers to be ready for the critical holiday selling season. To assure that their seasonal demands for the delivery are met, retailers typically provide commitments well in advance of anticipated product delivery. Accordingly, our inventory levels increase during seasonal periods when retailers are not opening or remodeling stores, typically November through April.

Revenues from the Wood Manufacturing group accounted for $18.7 million, $17.5 million and $18.0 million of our total revenues for fiscal 2004, 2003 and 2002. Operating income (loss) from this group accounted for $1.0 million, $ (0.7) million and $ (9.8) million of our operating income (loss) for fiscal 2004, 2003 and 2002, respectively. Total assets for the group were $15.1 million, 15.4 million and $17.4 million at January 31, 2004, 2003 and 2002, respectively.

Customers

Our customers in the specialty retail market consist of bookstore chains, music stores and other specialty retailers. Our customers in the mainstream retail market consist primarily of grocery stores, drug stores and mass merchandise retailers. Two customers account for a large percentage of our total revenues. Barnes & Noble, Inc. accounted for 26.8%, 27.7% and 23.2% of total revenues in fiscal 2004, 2003 and 2002 respectively. Borders Group, Inc. accounted for 23.8%, 25.8%, and 23.1% of total revenues in fiscal 2004, 2003, and 2002.

Marketing and Sales

Our Magazine Fulfillment group's target market includes magazine publishers, distributors and retailers. We specialize in providing nationwide magazine distribution to specialty retailers with a national or regional scope. We believe that our distribution centers differentiate us from our national competitors and are a key element in our marketing program. Our distribution centers focus on our just-in-time replenishment and our ability to deliver magazines, particularly those published on a weekly basis, overnight to virtually any location within the continental United States.

We focus our marketing efforts for our In-Store Services and Wood Manufacturing groups on developing and maintaining primary relationships with customers. While we frequently attend trade shows and advertise in trade publications, we emphasize personal interaction between our sales force and customers so that our customers are encouraged to rely on our dependability and responsiveness. Sales of our services are not particularly seasonal; however, delivery of new display fixtures is highly concentrated in our third fiscal quarter as a result of the demands of retailers in advance of the holiday season. As a result, inventories of fixtures tend to be lowest during our fourth fiscal quarter and increase throughout the first and second fiscal quarters in anticipation of the delivery demands of retailers in the third quarter.

To enhance the frequency of contact between our sales force and our customers, we have reorganized our direct sales force into a unified marketing group responsible for soliciting sales of all products and services available from each of our operating groups. We believe this combined marketing approach will enhance cross-selling opportunities and lower the cost of customer acquisition.

Competition

Our Magazine Fulfillment group's principal competitors consist of national distributors, regional wholesalers, secondary or local wholesalers, and specialty distributors.

Competition is generally met on matters such as reliability, value added services and price.

In our In-Store Services group, competitors for our claim filing services are primarily privately held companies, while our principal competitors for our fixture manufacturing services are both private and public manufacturing companies of varying sizes. Some of these companies could compete effectively with us, particularly in the manufacture and installation of display fixtures. In addition, we may face competition for our information services from dedicated information providers. The principal competitive factors in this market include access to information, technological support, accuracy, system flexibility, financial stability, customer service, and reputation.

Our Wood Manufacturing group competes in a highly fragmented industry generally consisting of individual craftsmen, furniture manufacturers and other woodworking enterprises. The principal competitive factors in the wood manufacturing market include price, reliability and quality of services.

Management Information Systems

The efficiency of our Magazine Fulfillment group is supported by our information systems that combine traditional outbound product counts with real-time register activity. Our ability to access real-time register data enables us to quickly adjust individual store merchandise allocations in response to variation in consumer demand. This increases the probability that any particular merchandise allotment will be sold rather than returned for credit. In addition, we have developed sophisticated database management systems designed to track various on-sale and off-sale dates for the numerous issues and regional versions of the more than 4,000 magazine titles that we distribute.

Software used in connection with our claims submission program and in connection with our subscriber information website was developed specifically for our use by a combination of in-house software engineers and outside consultants. We believe that certain elements of these software systems are proprietary to us. Other portions of these systems are licensed from a third party, who assisted in the design of the system. We also receive systems service and upgrades under the license. We believe that we have obtained all necessary licenses to support our information systems.

Employees

As of March 31, 2004, we had 1,082 employees, of whom 960 were full-time employees. Approximately 101 of our employees in Brooklyn, New York are covered by a collective bargaining agreement with the Local 810, Steel, Metals, Alloys and Hardware Fabricators and Warehousemen, which expires in September 2004. Approximately 49 of our employees in Philadelphia, Pennsylvania are covered by a collective bargaining agreement with Teamsters Local Union No. 837, which expires in December 2005. Approximately 75 of our employees in Quincy, Illinois are covered by a collective bargaining agreement with Local 822 and District 55, International Association of Machinists & Aerospace Workers, which expires in January 2008. We believe our relationships with our employees are good.

SELECTED CONSOLIDATED FINANCIAL DATA.

The following selected consolidated financial data at January 31, 2000, 2001 and 2002 and for the fiscal years ended January 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this report. The selected consolidated financial data at January 31, 2003 and 2004 and for the fiscal years ended January 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this report. Our consolidated financial statements at January 31, 2000, 2001, 2002, 2003 and 2004 and for the fiscal years ended January 31, 2000, 2001, 2002, 2003 and 2004 have been audited by BDO Seidman LLP, independent certified public accountants. Our historical results are not necessarily indicative of the results that may be expected for any future period. You should read the summary financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Year Ended January 31,				
	2000	2001	2002	2003	2004
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues	$ 82,279	$ 92,423	$ 238,923	$ 290,894	$ 333,134
Cost of revenues	48,806	53,792	176,357	216,483	244,755
Gross profit	33,473	38,631	62,566	74,411	88,379
Selling, general and administrative expenses	12,162	23,279	38,978	46,564	52,642
Fulfillment freight	-	-	7,931	14,721	16,381
Relocation expenses (1)	-	-	-	1,926	1,730
Amortization of goodwill	2,718	2,994	5,424	-	-
Goodwill impairment charge (2)	-	-	78,126	-	-
Operating income (loss)	18,593	12,358	(67,893)	11,200	17,626
Other income (expense):					
Interest expense, net	(919)	(2,312)	(3,338)	(3,765)	(3,647)
Other	(152)	36	(2,339)	514	(316)
Total other income (expense)	(1,071)	(2,276)	(5,677)	(3,251)	(3,963)
Income before income taxes	17,522	10,082	(73,570)	7,949	13,662
Income tax expense	7,499	3,965	(705)	611	3,615
Net income (loss)	$ 10,023	$ 6,117	$ (72,865)	$ 7,338	$ 10,048
Earnings (loss) per share – basic	$ 0.65	$ 0.35	$ (4.07)	$ 0.40	$ 0.54
Earnings (loss) per share – diluted	0.60	0.33	(4.07)	0.40	0.51
Weighted average of shares outstanding in computing:					
Basic net income per share	15,332	17,591	17,915	18,229	18,476
Diluted net income per share	16,815	18,348	17,915	18,478	19,866

	At January 31,				
	2000	2001	2002	2003	2004
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash	$ 1,738	$ 1,085	$ 2,943	$ 5,570	$ 4,963
Working capital (3)	59,162	60,277	(9,424)	(3,519)	19,418
Total assets	158,289	158,448	164,430	157,239	164,101
Current maturities of debt	174	116	42,097	29,215	4,059
Debt, less current maturities	32,215	31,780	15,578	17,026	31,541
Total liabilities	53,169	48,658	120,887	106,320	97,027
Total equity	105,120	109,790	43,543	50,919	67,074

(1) Relocation costs relate to the consolidation of our prior offices from St. Louis, Missouri, High Point, North Carolina and San Diego, California to our new offices in Bonita Springs, Florida.

(2) Charge related to the impairment of the goodwill attributed to our Magazine Distribution and Wood Manufacturing businesses.

(3) Includes current maturities of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our business consists of four business segments: Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services. Our segment reporting is structured based on the reporting of senior management to the Chief Executive Officer.

- Our Magazine Fulfillment group uses our proprietary order regulation technology to manage the distribution of magazines to over 5,200 retail outlets. We assist retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly magazine titles from over 560 publishers. The group was established in May 2001 with the acquisition of The Interlink Companies, Inc. or Interlink, and its two operating subsidiaries: International Periodical Distributors, Inc. and David E. Young, Inc. The scope of the group's operations was expanded via agreements giving us the right to export domestic titles for sale internationally and import foreign titles for sale domestically.

- Our In-Store Services group assists retailers with the design and implementation of their front-end area merchandise programs, which generally have a three-year life cycle. We provide other value-added services to retailers, publishers and other vendors. These services include assisting retailers with the filing of claims for publisher incentive payments, which are based on display location or total retail sales, and providing publishers with access to real-time sales information on more than 10,000 magazine titles, thereby enabling them to make more informed decisions regarding their product placement, cover treatments and distribution efforts.

- Our Wood Manufacturing group designs and manufactures wood display and store fixtures for leading specialty retailers.

- Our Shared Services group consists of overhead functions not allocated to the other groups. These functions include corporate finance, human resource, management information systems and executive management that are not allocated to the three operating groups. Upon completion of our consolidation of our administrative operations, we restructured our accounts to separately identify corporate expenses that are not attributable to any of our three main operating groups. Prior to fiscal year 2004, these expenses were included within our In-Store Services group. Comparable information is not available and is not presented for prior fiscal years.

Revenues

The Magazine Fulfillment group derives revenues from:

- selling and distributing magazines, including domestic and foreign titles, to major specialty retailers and wholesalers throughout the United States and Canada,
- exporting domestic titles internationally to foreign wholesalers or through domestic brokers,
- serving as a secondary national distributor,
- providing return processing services for major specialty retail book chains, and
- serving as an outsourced fulfillment agent and backroom operator for publishers.

The In-Store Services group derives revenues from:

- designing, manufacturing and invoicing participants in front-end merchandising programs,
- providing claim filing services related to rebates owed retailers from publishers or their designated agents,
- shipping, installing and removing front-end fixtures, and

- providing information and management services relating to magazine sales to retailers and publishers throughout the United States and Canada.

The Wood Manufacturing group derives revenues from designing, manufacturing and installing custom wood fixtures primarily for retailers.

Over the last three fiscal years, a majority of the growth of our revenues has come from our Magazine Fulfillment group. We anticipate this trend to continue in the future. The growth has been driven by the inception of our import and export businesses as well as the growth in our core domestic wholesale distribution business. We see opportunities for growth in our In-Store Services group being driven primarily by the expansion of our claim filing services business and expansion of our international operations, primarily in the United Kingdom. We see opportunities for growth in our Wood Manufacturing group from leveraging our relationships with the retailers we service in our other two operating groups.

Cost of Revenues

Our cost of revenues for the Magazine Fulfillment group consists of the costs of magazines purchased for resale less all applicable publisher discounts and rebates.

Our cost of revenues for the In-Store Services and the Wood Manufacturing groups includes:

- raw materials consumed in the production of display fixtures, primarily steel, wood and plastic components;
- production labor; and
- manufacturing overhead.

Cost of revenues has increased since the inception of our Magazine Fulfillment group. As primarily a wholesale operation, the Magazine Fulfillment group traditionally has a lower gross profit margin than our In-Store Services group, which provided the bulk of our revenues before the Interlink acquisition.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for each of the operating groups include:

- non-production labor;
- rent and office overhead;
- insurance;
- professional fees; and
- management information systems.

Expenses associated with corporate finance, human resources, management information systems and executive offices are included within the Shared Services group and are not allocated to the other groups.

Selling, general and administrative expenses have increased since the inception of our Magazine Fulfillment group. We believe we now have the infrastructure in place to support our existing operations as well as support a significant amount of domestic growth. We continue to actively search for cost savings from consolidation to offset growth in other areas such as insurance, professional fees, and normal cost of living increases.

Fulfillment Freight

Fulfillment freight consists of our direct costs of distributing magazines by third-party freight carriers, primarily Federal Express ground service. Freight rates are driven by the weight of the copies being shipped and the distance between origination and destination.

Fulfillment freight is not disclosed as a component of cost of revenues, and, as a result, gross profit and gross profit margins are not comparable to other companies that include shipping and handling costs in cost of revenues.

Fulfillment freight has increased proportionately as the amount of product we distribute has increased. We anticipate the continued growth in our Magazine Fulfillment group will result in an increase in fulfillment freight. Generally, as pounds shipped increase, the cost per pound charged by third party carriers decreases. As a result, fulfillment freight as a percent of Magazine Fulfillment group revenue should decline slightly in the future.

Relocation Expenses

Relocation expenses consist primarily of the cost of transferring existing employees and offices from their former locations in High Point, North Carolina, St. Louis, Missouri, and San Diego, California, to our new offices in Bonita Springs, Florida. This relocation program began in fiscal 2003 and was completed 2004.

Results of Operations

The following table sets forth, for the periods presented, information relating to our operations (in thousands):

Fiscal year ended January 31,		2002			2003			2004	
		Amount $	Margin %		Amount $	Margin %		Amount $	Margin %
Magazine Fulfillment									
Revenue	$	155,805		$	211,663		$	255,814	
Cost of revenue		126,217			164,702			194,467	
Gross profit		29,588	19.0%		46,961	22.2%		61,347	24.0%
Operating expense (1)		97,297			39,600			46,389	
Operating income (loss)		(67,709)	(43.5)%		7,361	3.5%		14,958	5.8%
In-Store Services									
Revenue	$	65,148		$	61,754		$	58,601	
Cost of revenue		33,978			35,391			33,931	
Gross profit		31,170	47.8%		26,363	42.7%		24,670	42.1%
Operating expense (1)		21,571			21,812			8,245	
Operating income (loss)		9,599	14.7%		4,551	7.4%		16,425	28.0%
Wood Manufacturing									
Revenue	$	17,970		$	17,477		$	18,719	
Cost of revenue		16,162			16,390			16,357	
Gross profit		1,808	10.1%		1,087	6.2%		2,362	12.6%
Operating expense (1)		11,591			1,799			1,373	
Operating income (loss)		(9,783)	(54.4)%		(712)	(4.1)%		989	5.3%
Shared Services (2)									
Revenue	$	-		$	-		$	-	
Cost of revenue		-			-			-	
Gross profit		-	-		-	-		-	-
Operating expense (1)		-			-			14,746	
Operating income (loss)		-	-		-	-		(14,746)	n/a
Total									
Revenue	$	238,923		$	290,894		$	333,134	
Cost of revenue		176,357			216,483			244,755	
Gross profit		62,566	26.2%		74,411	25.6%		88,379	26.5%
Operating expense (1)		130,459			63,211			70,753	
Operating income (loss)		(67,893)	(28.4)%		11,200	3.9%		17,626	5.3%

(1) Operating expenses include selling, general and administrative expenses, fulfillment freight, relocation expenses, amortization of goodwill and asset impairment charges.

(2) Prior to fiscal year 2004 amounts currently reported as Shared Services were reported as a component of In-Store Services.

Results for the Fiscal Year Ended January 31, 2004 Compared to the Fiscal Year Ended January 31, 2003

Revenues

Revenues for the fiscal year increased $42.2 million or 14.5%, over the prior fiscal year due primarily to an increase in revenue in our Magazine Fulfillment group.

Our Magazine Fulfillment group's revenues were $255.8 million, an increase of $44.1 million or 20.9%. The group's revenues are comprised of the following components (in millions):

	2004	2003	Change
Domestic distribution	$ 204.6	$ 188.6	$ 16.0
Export distribution	32.0	-	32.0
Secondary wholesale distribution	17.3	21.7	(4.4)
Other	3.4	2.5	0.9
Intra-segment sales	(1.5)	(1.1)	(0.4)
Total	$ 255.8	$ 211.7	$ 44.1

Domestic distribution consists of the gross amount of magazines (both domestic and imported titles) distributed to domestic retailers and wholesalers, less actual returns received (collectively, "actual net distribution"), less an estimate of future returns and customer discounts. The $16.0 million increase in domestic distribution consisted of a $26.3 million increase in actual net distribution, less a $10.1 million decrease from the impact of the change in the sales return reserve as compared to the prior year's change, and a $0.2 million increase in customer discounts. Actual net domestic distribution increased from $189.8 million to $216.1 million; an increase of $26.3 million or 13.9%. This increase was driven primarily by the growth of distribution to our two main customers, which increased from $155.5 million to $173.7 million or $18.2 million. The sales return reserve related to our domestic distribution increased from $33.1 million to $41.4 million or $8.3 million. Customer discounts increased from $3.0 million to $3.2 million.

Our export distribution began operation in fiscal 2004. Actual net export distribution was $52.4 million. At January 31, 2004, the sales return reserve related to our export distribution, which began operations in fiscal 2004, was $20.4 million.

Revenues from our secondary wholesale operations decreased due to a decrease in the number wholesale operations we serviced either because they were able to obtain distribution directly from a primary distributor or were no longer deemed credit worthy.

Our In-Store Services group revenues were $58.6 million, a decrease of $3.2 million or 5.1%.

The group's revenues are comprised of the following components (in millions):

	2004	2003	Change
Claim filing and information	$ 14.0	$ 14.0	$ -
Wire manufacturing	44.6	47.8	(3.2)
Total	$ 58.6	$ 61.8	$ (3.2)

Our wire manufacturing revenues declined due to the cyclical nature of the industry (major chains purchase new front-end fixtures every three years) and pricing pressure in our industry.

Our Wood Manufacturing group's revenues were $18.7 million, an increase $1.2 million or 7.1%.

Gross Profit

Gross profit for the fiscal year increased $14.0 million or 18.8%, over the prior fiscal year due primarily to an increase in gross profit in our Magazine Fulfillment group.

Gross profit margins increased 0.9 percentage points in the current period over the comparable period of the prior fiscal year. Margins improved or (declined) in our Magazine Fulfillment, In-Store Services, and Wood Manufacturing groups by 1.8, (0.6), and 6.4 percentage points, respectively.

Gross Profit in our Magazine Fulfillment group increased $14.4 million or 30.6%. The increase related to both the increase in revenue described above as well as improving margins. The gross profit margins in our domestic distribution businesses are generally higher then our secondary wholesale business and, as a result, gross profit margins improve as the portion of total revenues is weighted more toward our domestic operations. The margins in our distribution business also improved as a result of a shift in product mix from lower margin domestic titles to higher margin import titles.

Gross profit in our In-Store Services group decreased $1.7 million or 6.4%. The decrease related to both the decrease in revenues described above as well as declining margins. The decrease in margins is both due to a decrease in pricing as well as the recent increase in commodity prices particularly steel, which is a major component of our front-end fixtures.

Gross profit in our Wood Manufacturing group increased $1.3 million or 117.3%. The increase related to both the increase in revenue described above as well as improving margins. The prior fiscal year results included a significant inventory write-off related to a lost customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.0 million or 13.0%, compared to the prior fiscal year. Selling, general, and administrative expenses as a percent of revenues declined from 16.0% to 15.8%.

The Magazine Fulfillment group's selling, general, and administrative expenses increased $3.5 million, or 14.1%. The inception of our magazine export business resulted in $2.5 million of the increase.

The combined selling, general, and administrative expenses of the In-Store Services and Shared Services group's selling, general, and administrative expenses increased $3.0 million or 14.9%. The increase is attributable to an expanded corporate infrastructure to support our enlarged scope of operations.

The Wood Manufacturing group's selling, general, and administrative expenses decreased $0.4 million or 23.7%. The decrease was attributable to both the unusually high level of expenses in the fourth quarter of fiscal 2003 as well as the cost savings attributable to the consolidation of our manufacturing capacity in Carson City, Nevada into the facility in Albermarle, North Carolina.

Fulfillment Freight

Fulfillment freight expenses increased $1.7 million or 11.5%, compared to the prior fiscal year. Freight as a percentage of the Magazine Fulfillment group's revenues decreased from 6.9% to 6.4% due to improvement in the efficiency of our distribution model and an increase in the number of pounds distributed. Under our existing contract, our freight rates per pound decrease as the number of pounds shipped increases.

Relocation Expenses

During fiscal 2004, we relocated our magazine distribution back office from San Diego, California to Bonita Springs, Florida. The total expense recorded in the period related to this relocation was $1.7 million.

During fiscal 2003, we relocated our claim submission and fixture billing center from High Point, North Carolina to Bonita Spring, Florida. The total expense recorded in the period related to this relocation was $1.9 million.

Operating Income

Operating income for the fiscal year increased $6.4 million or 57.4%, compared to the prior fiscal year due to the factors described above.

Operating profit margins improved from 3.9% to 5.3% in the current fiscal year compared to the prior fiscal year. The increase was due to the improvement in our gross profit margins and the decrease in our selling, general, and administrative expenses as a percent of revenues.

Interest Expense

Interest expense includes the interest and fees on our significant debt instruments and outstanding letters of credit.

Other Income (Expense)

Other income (expense) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

Other expense in fiscal 2004 includes a charge of $0.9 million related to the refinancing of our senior credit facilities.

Other income in fiscal 2003 related primarily to the favorable settlement of an outstanding liability.

Income Tax Expense

The effective income tax rates were 26.5% and 7.7% for fiscal 2004 and 2003, respectively.

The difference between the statutory rate and effective tax rates relates primarily to the realization of a portion of the net operating loss carry-forward acquired with our acquisition of Interlink and tax credits received from the state of Florida related to our relocation.

Results for the Fiscal Year Ended January 31, 2003 Compared to the Fiscal Year Ended January 31, 2002

Revenues

Revenues for the fiscal year increased $52.0 million or 21.8%, over the prior fiscal year due primarily to an increase in revenue in our Magazine Fulfillment group. Fiscal 2002 includes eight months of operations of this group.

Our Magazine Fulfillment group's revenues were $211.7 million, an increase of $55.9 million or 35.9%. The group's revenues are comprised of the following components (in millions):

	2003	2002	Change
Domestic distribution	$ 188.6	$ 135.8	$ 52.8
Secondary wholesale distribution	21.7	20.2	1.5
Other	2.5	0.6	1.9
Intra-segment sales	(1.1)	(0.8)	(0.3)
Total	$ 211.7	$ 155.8	$ 55.9

Domestic distribution consists of the gross amount of magazines (both domestic and imported titles) distributed to domestic retailers and wholesalers, less actual returns received (collectively, "actual net distribution"), less an estimate of future returns and customer discounts. The $52.8 million increase in domestic distribution consisted of a $49.5 million increase in actual net distribution, plus a $4.5 million increase from the impact of the change in the sales return reserve as compared to the prior year's change, and less a $1.2 million increase in customer discounts. Actual net domestic distribution increased from $140.3 million to $189.8 million; an increase of $49.5 million or 35.3%. This increase was driven primarily by the growth of distribution to our two main customers, which increased from $101.1 million to $155.5 million or $54.4 million. The sales return reserve related to our domestic distribution decreased from $34.9 million to $33.1 million or $1.8 million. Customer discounts increased from $1.8 million to $3.0 million.

Our In-Store Services group revenues were $61.8 million, a decrease of $3.3 million or 5.1%.

The group's revenues are comprised of the following components (in millions):

	2003	2002	Change
Claim filing and information	$ 14.0	$ 12.6	$ 1.4
Wire manufacturing	47.8	52.5	(4.7)
Total	$ 61.8	$ 65.1	$ (3.3)

Our wire manufacturing revenues declined due to pricing pressure in the industry.

Our Wood Manufacturing group's revenues were $17.5 million, a decrease of $0.5 million or 2.7%.

Gross Profit

Gross profit for the fiscal year increased $11.8 million or 18.9%, over the prior fiscal year due primarily to an increase in gross profit in our Magazine Fulfillment group.

Gross profit margins decreased 0.6 percentage points in the current period over the comparable period of the prior fiscal year. Margins improved or (declined) in our Magazine Fulfillment, In-Store Services, and Wood Manufacturing groups by 3.2, (4.9), and (3.9) percentage points, respectively.

Gross Profit in our Magazine Fulfillment group increased $17.4 million or 58.7%. The increase related to both the increase in revenue described above as well as improving margins. The gross profit margins in our domestic distribution businesses are generally higher then our secondary wholesale business and, as a result, gross profit margins improve as the portion of total revenues is weighted more toward our domestic operations. In addition, gross profit margins from imported titles are generally higher than domestic titles, which began operations in May 2002.

Gross profit in our In-Store Services group decreased $4.8 million or 15.4%. The decrease related to both the decrease in revenues described above as well as declining margins.

Gross profit in our Wood Manufacturing group decreased $0.7 million or 39.9%. The decrease in the current fiscal year resulted from a significant inventory write-off related to a lost customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $7.6 million or 19.5%, compared to the prior fiscal year. Selling, general, and administrative expenses as a percent of revenues declined from 16.3% to 16.0%.

The Magazine Fulfillment group's selling, general, and administrative expenses increased $6.4 million or 34.9%.

The combined selling, general, and administrative expenses of the In-Store Services and Shared Services group's selling, general, and administrative expenses increased $1.1 million or 5.8%.

The Wood Manufacturing group's selling, general, and administrative expenses increased $0.1 million or 5.3%.

Fulfillment Freight

Fulfillment freight expenses increased $6.7 million or 85.2%, compared to the comparable period of the prior fiscal year due to growth in our Magazine Fulfillment group. Freight as a percentage of the Magazine Fulfillment group's revenues increased from 5.1% to 6.9%. The increase is attributable to the growth of our fulfillment business whereby we ship other company's product for a fee.

Relocation Expenses

During fiscal 2003, we relocated our claim submission and fixture billing center in High Point, North Carolina to Bonita Spring, Florida. The total expense recorded in the period related to this relocation was $1.9 million.

Amortization of Goodwill

Prior to fiscal 2003, we amortized goodwill consistent with accounting literature in effect at that time. Effective February 1, 2002, we adopted Statement of Financial Accounting Standards "FAS" No. 142 and ceased amortizing goodwill.

Asset Impairment Charges

In fiscal 2002, pursuant to an independent valuation of our intangible assets (goodwill) in accordance with FAS No. 121, it was determined that an impairment charge was required. The impairment charge reduced the carrying value of goodwill on our balance sheet related to the Magazine Fulfillment and Wood Manufacturing groups to zero.

Interest Expense

Interest and related expenses are primarily due to our significant debt instruments, which consisted of our former revolving line of credit with Bank of America, our former credit facilities with Congress Financial, our Industrial Revenue Bonds related to our Rockford, Illinois manufacturing facility and debt to prior owners of Interlink.

Interest expense increased from fiscal 2002 to fiscal 2003 due to the acquisition of Interlink and the assumption of its related bank debt.

Other Income (Expense)

Other income (expense) consists of items outside of the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

Other income in fiscal 2003 related primarily to the favorable settlement of an outstanding liability.

Income Tax Expense (Benefit)

The effective income tax rate for fiscal 2003 and 2002 was 6.3% and 0.7%, respectively.

The difference in fiscal 2003 between the effective tax rate and the statutory rate related to the realization of a portion of the net operating loss carry-forwards acquired with our acquisition of Interlink that was fully reserved at the end of fiscal 2002.

The difference in fiscal 2002 between the effective tax rate and the statutory rate related to the asset impairment charge of goodwill that was not tax deductible.

Liquidity and Capital Resources

Overview

Our primary sources of cash include receipts from our customers and borrowings under our credit facilities.

Our primary cash requirements for the Magazine Fulfillment group consist of the cost of magazines and the cost of freight, labor and facility expense associated with our distribution centers.

Our primary cash requirements for the In-Store Services group consist of the cost of raw materials, labor, and factory overhead incurred in the production of front-end displays, the cost of labor incurred in providing our claiming, design and information services and cash advances funding our Advance Pay program. Our Advance Pay program allows retailers to accelerate collections of their rebate claims through payments from us in exchange for the transfer to us of the right to collect the claim. We then collect the claims when paid by publishers for our own account.

Our primary cash requirements for the Wood Manufacturing group consist of the cost of raw materials, the cost of labor, and factory overhead incurred in the manufacturing process.

Our primary cash requirements for the Shared Services group consist of salaries, professional fees and insurance not allocated to the operating groups.

The following table presents a summary of our significant obligations and commitments to make future payments under debt obligations and lease agreements due by period as of January 31, 2004 (in thousands).

	Payments Due by Period				
	Total	Less Than 1 year	1-3 Years	4-5 Years	After 5 Years
Debt obligations	$ 35,600	$ 4,059	$ 31,494	$ 47	$ -
Operating leases	38,707	5,816	8,298	6,421	18,172
Total contractual cash obligations	$ 74,307	$ 9,875	$ 39,792	$ 6,468	$ 18,172

The following table presents a summary of our commercial commitments and the notional amount expiration by period (in thousands):

	Total	Less Than 1 year	1-3 Years	4-5 Years	After 5 Years
		Notional amount expiration by period			
Financial standby letters of credit	$ 4,024	$ 4,024	$ -	$ -	$ -
Total commercial commitments	4,024	4,024	-	-	-

Operating Cash Flow

Net cash provided by (used by) operating activities was $12.3, $20.6, and $(1.6) million for the fiscal years 2004, 2003 and 2002, respectively.

Operating cash flows in fiscal 2004 were primarily from net income ($10.0 million), plus non-cash charges including depreciation and amortization ($4.1 million) and provisions for losses on accounts receivable ($1.8 million), a decrease in accounts receivable ($0.5 million) and a decrease in other current and non-current assets ($2.0 million). These cash providing activities were offset by an increase in inventory ($1.3 million), and a decrease in accounts payable and accrued expenses other current and non-current liabilities ($5.7 million).

Accounts receivable and accounts payable balances were impacted by the inception of the magazine export business, which had trade receivable of $14.2 million and trade payables of $10.0 million at January 31, 2004. The magazine export agreement allowed us to become a leading exporter of domestic titles to foreign wholesalers and domestic brokers who transport the product overseas. The fiscal year includes eleven months of operations from this business and only eight months of cash collections due to standard payment terms of at least 90 days, which is typical in the industry.

Accounts receivable related to our domestic magazine distribution businesses decreased $2.6 million primarily due to the increase in the sales return reserve partially offset by the growth in trade receivables as a result of higher distribution levels. Inventories for this business increased $1.7 million primarily to support higher distribution levels.

Accounts receivable in our front-end fixture manufacturing and claim filing services decreased $6.7 million due to both better collection procedures as well as the lower revenue base.

Operating cash flow in fiscal 2003 was primarily from net income ($7.3 million), adding back non-cash charges such as depreciation and amortization ($3.3 million) and provisions for losses on accounts receivable ($2.0 million) and a significant decrease in accounts receivable ($17.6 million). These cash providing activities were offset by a significant reduction in accounts payable ($9.7 million).

The decrease in accounts receivable relates primarily to a significant decrease in receivables related to front-end fixture programs, which were at unusually high levels at January 31, 2002 and subsequently collected in the first quarter of fiscal 2003.

The decrease in receivables related to front-end fixture programs relates primarily to the timing of payments by significant participants of cost-shared front-end fixture programs. Our year-end balance at January 31, 2002 was inflated by the significantly higher revenue in the third quarter of fiscal 2002 that was, for the most part, collected in the first quarter of fiscal 2003.

Improved cash flow and profits in our Magazine Distribution group allowed for a significant reduction in accounts payable ($13.0 million of the total decrease). We believe that this decrease was necessary to bring us within payment terms with all our publishers, which has significantly improved our relationship with the publishing community and allowed us to expand our business with those publishers.

Negative operating cash flow in fiscal 2002 was $1.6 million despite a net loss of $72.9 million. The difference related to significant non-cash charges including depreciation and amortization ($7.8 million), provisions for losses on accounts receivable ($2.8 million) and an asset impairment charge ($78.1 million). In addition to the non-cash charges we also experienced a significant increase in accounts payable ($23.1 million), which increased cash flow from operations. This increase related to our recently purchased Interlink subsidiaries and an increase in the average days outstanding to our vendors. These increases were offset by a significant increase in accounts receivable ($36.9 million) and inventories ($3.2 million). The increase in accounts receivable was attributable to both the purchase of the Interlink companies and a significant amount of third quarter wire manufacturing revenues not collected until the first quarter of fiscal 2003.

Investing Cash Flow

Net cash (used in) investing activities was $(9.5), $(12.8) and $2.3 million in fiscal 2004, 2003 and 2002, respectively.

In fiscal 2004, cash used in investing activities related to capital expenditures of $2.1 million, which primarily related to our relocation to Florida and expansion of our distribution facility in Harrisburg, Pennsylvania, and $2.4 million of payments related to acquisition of the customer lists under the import and export agreement. Our advance pay program generated net cash flow of $1.8 million in fiscal 2004. The Company also advanced to the prior operator of our export distribution business $6.8 million. The advances were made as part of the agreement to collect the prior operator's receivables and pay outstanding payables so as to create a seamless transition for both the customers and suppliers. This balance had decreased to approximately $3.0 million at March 31, 2004.

In fiscal 2003, cash used in investing activities related to capital expenditures of $4.4 million, which related primarily to our relocation to Florida, the acquisition of Innovative Metal Fixtures ($2.0 million of a total purchase price of approximately $2.6 million; the remaining portion consisting of a note payable to the former owner) and a payment under a magazine import agreement ($2.0) million) related to the domestic distribution of foreign titles. Our advance pay program used net cash flow of $4.4 million.

In fiscal 2002, cash used in investing activities related to the acquisition of Interlink totaling $13.7 million and capital expenditures of $3.7 million. Cash from investing activities included $3.5 million from the sale of software. Our advance pay program provided net cash flow of $16.0 million. The unusually high cash flow from the advance pay program was due to improvement in the collection process.

The faster collection cycle for our claim receivables resulted from providing publishers with the claim information in an electronic format allowing for quicker processing. As a result of this new process, claims outstanding related to our Advance Pay program decreased compared to the prior fiscal year-end, without a significant decrease in either the number or amount of claims filed.

Our borrowing agreements limit the amount of our capital expenditures in any fiscal year.

Financing Cash Flow

Outstanding balances on our credit facility fluctuate partially due to the timing of the retailer rebate claiming process and our Advance Pay program, the seasonality of our wire manufacturing business, and the payment cycle of the magazine distribution business. Because the magazine distribution business and

Advance Pay program cash requirement peak at our fiscal quarter ends, the reported bank debt levels usually are the maximum level outstanding during the quarter.

Payments under our Advance Pay program generally occur just prior to our fiscal quarter end. The related claims are not generally collected by us until 90 days after the advance is made. As a result, our funding requirements peak at the time of the initial advances and decrease over the next 90 days as the cash is collected on the related claims.

The wire manufacturing business is seasonal because most retailers prefer initiating new programs before the holiday shopping season begins, which concentrates revenues in the second and third quarter. Receivables from these fixture programs are generally collected from all participants within 120 days. We are usually required to tender payment on the costs of these programs (raw material and labor) within a shorter period. As a result, our funding requirements peak in the second and third fiscal quarters when we manufacture the wire fixtures and decrease significantly in the fourth and first fiscal quarters as the related receivable are collected and significantly less manufacturing activity is occurring.

Within our magazine distribution business, our significant customers pay weekly, and we pay our suppliers monthly. As a result, funding requirements peak at the end of the month when supplier payments are made and decrease over the course of the next month as our receivables are collected.

Net cash (used in) provided by financing activities was $(3.4), (5.2), and $1.2 million in fiscal 2004, 2003 and 2002, respectively.

In fiscal 2004, cash used in financing activities related to our various credit facilities included net repayments under revolving credit facilities of $27.7 million, payments of notes payable of $6.0 million and proceeds from the issuance of notes payable of $20.0 million. The exercise of employee stock options generated $2.8 million in proceeds. Outstanding checks increased $7.5 million as our new consolidated financing facility allowed for more efficient cash management.

In fiscal 2003, cash used in financing activities related to our various credit facilities included net repayment under revolving credit facilities of $7.7 million and repayments of notes payable of $2.8 million. In addition, we repaid approximately $1.0 million of various notes outstanding to the prior owners of acquired companies. Outstanding checks increased $6.6 million relating to the timing of our payments to retailers under the Advance Pay program. At January 31, 2003, we had completed the filing of the quarterly rebate claims and had just processed a large number of payments, which was not the case at the end of 2002.

In fiscal 2002, cash provided by financing activities related to borrowing under our revolving credit facility totaling $5.7 million. These borrowing were partially offset by a $4.6 million reduction of checks issued and outstanding at January 31, 2002 compared to 2001. This amount is driven primarily by the timing of our Advance Pay program, which requires significant cash outflows near our fiscal year-end.

Debt

At January 31, 2004, our total debt obligations were $35.6 million, excluding outstanding letters of credit, a decrease of $10.6 million from the prior year. During fiscal 2004, we replaced our two existing credit facilities with Bank of America and Congress Financial with a new credit facility with Wells Fargo Foothill and a subordinated note payable to Hilco Capital.

Debt consists of our revolving credit facility with Wells Fargo Foothill that we use to fund our short-term financing needs, long-term notes to Wells Fargo Foothill and Hilco Capital, amounts owed related to the magazine import agreement, and a note payable to the former owners of an acquired company.

On October 30, 2003, we entered into a credit agreement with Wells Fargo Foothill. The credit agreement enables us to borrow up to $45.0 million under a revolving credit facility and provides a $5.0 million term note payable. The credit agreement expires on October 30, 2006.

Borrowings under the revolving credit facility bear interest at a rate equal to the primate rate (4.0% at January 31, 2003) plus up to 0.5% based on an availability calculation and carries a facility fee of ¼% per annum on the difference between $45 million and the average principal amount outstanding under the facility including advances under the revolving credit facility and letters of credit.

Availability under the revolving facility is limited by a borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability of $17.5 million at January 31, 2004.

The term note payable bears interest at a rate equal to the prime rate (4.0% at January 31, 2004) plus 2.5%. The note is payable in equal principal installments of $83 thousand per month plus current interest. The terms of the note require accelerated prepayment if certain events occur which generate cash outside of the normal course of business including such things as the sale of a significant asset or proceeds from stock sales.

On October 30, 2003, we entered into a credit agreement with Hilco Capital. The note payable has a face value of $15 million and has been recorded net of the original issuance discount related to the fair value of warrants issued concurrently with the note. The note payable bears current interest at a rate equal to the greater of the prime rate (4.0% at January 31, 2004) plus 7.75% or 12% and deferred interest of 2% due at the termination of the agreement on October 30, 2006.

Under the credit agreements, we are required to maintain a specified minimum level of EBITDA and compliance with specified fixed charge coverage and debt to EBITDA ratios. In addition, we are prohibited, without consent from our lenders, from:

- incurring or suffering to exist additional indebtedness or liens on our assets,
- engaging in any merger, consolidation, acquisition or disposition of assets or other fundamental corporate change,
- permitting a change of control of our company,
- paying any dividends or making any other distribution on capital stock or other payments in connection with the purchase, redemption, retirement or acquisition of capital stock,
- changing our fiscal year or methods of accounting, and
- making capital expenditures in excess of $2.8 million during fiscal year 2005 and $3.4 million during fiscal year 2006 and each subsequent fiscal year.

We were in compliance with each of these financial and operating covenants at January 31, 2004.

Amounts owed related to the magazine export agreement consist of 12 quarterly payments of $350 thousand beginning in January 2004.

A note payable in the principal amount of $1.6 million to the previous owner of an acquired company is past due and is being disputed under the conditions of the acquisition agreement. We received a favorable arbitration ruling during the fourth quarter, which lowered the amount owed from the prior fiscal year. Subsequent to year-end, we settled the remaining note payable and interest accrued thereon for $1.6 million.

Subsequent to year-end, we completed a sale of 3.8 million shares of our common stock. The proceeds ($41.1 million after the underwriting discount but before related expenses) from the sale were utilized to repay the term loan portion of the Wells Fargo Foothill credit facility as well as pay-off all but a nominal amount of the Hilco Capital note payable. The remaining balance was utilized to pay down the outstanding balances under the revolving credit facility and increase our c sh reserves by approximately $15 million.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Board of Directors. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

We record a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated sales returns are based on historical sales returns and daily point-of-sale data from significant customers. The purchase return estimate is calculated from the sales return reserve based on historical gross profit. If the historical data we use to calculate these estimates does not properly reflect future results, revenue and/or cost of sales may be misstated.

Allowance for Doubtful Accounts

We provide for potential uncollectible accounts receivable based on customer-specific information and historical collection experience. If market conditions decline, actual collection experience may not meet expectations and may result in increased bad debt expenses.

Taxes on Earnings

The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, we may be required to increase or decrease valuation allowances against our deferred tax assets resulting in additional income tax expenses or benefits.

Goodwill

We evaluate our goodwill annually for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the reporting units. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

We have adopted a policy to review each reporting unit for impairment using a discounted cash flow approach that uses forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, changes in these assumptions and current working capital could materially change the outcome of each reporting unit's fair value determinations in future periods, which could require a permanent write-down of goodwill.

We will continue to evaluate our goodwill for impairment on an annual basis or sooner if indicators of potential impairment exist. The estimates that we have used are consistent with the plans and estimates that we are using to manage the underlying business. If we fail to achieve our estimates, we may incur a future charge for impairment of goodwill.

Long-lived Assets

With the exception of goodwill, long-lived assets such as intangibles and property and equipment, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual dispositions is less than their carry a mount. Impairment, if any, if assessed using discounted cash flows. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in developing the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in our strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. The provisions of FIN 46 were effectively immediately for those variable interest entities created after January 31, 2003. The provision, as amended December 2003, are effective immediately for those variable interest entities held prior to February 1, 2003 that are considered to be special purpose entities. The provisions, as amended, are to be applied no later than the end of the first reporting period that ends after March 15, 2004 for all other variable interest rate entities held prior to February 1, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk.

Our primary market risks include fluctuations in interest rates and exchange rate variability.

Our debt relates to credit facilities with Wells Fargo Foothill and a note payable to Hilco Capital. See "--- Liquidity and Capital Resources --- Debt"

The revolving credit facility with Wells Fargo Foothill has an outstanding principal balance of approximately $11.7 million at January 31, 2004. Interest on the outstanding balance is charged based on a variable interest rate related to the prime rate (4.0% at January 31, 2004) plus 2.5%.

The term note payable with Wells Fargo Foothill has an outstanding principal balance of $4.1 million as of January 31, 2004. Interest on the outstanding balance is charged based on a variable interest rate related to prime rate (4.0% at January 31, 2004) plus a margin specified in the credit agreement (2.5% at January 31, 2004).

The note payable with Hilco Capital has a principal amount payable at maturity of $15.0 million as of January 31, 2004. Interest on the outstanding balance is charged based on a variable interest rate related to the prime rate (4.0% at January 31, 2004) plus 7.75% as specified in the credit agreement.

Interest expense from these credit facilities is subject to market risk in the form of fluctuations in interest rates.

In March 2004, we utilized the proceeds from a sale of our common stock to pay-down all but a nominal amount of the Hilco Capital Note Payable, repay the term note portion of the Wells Fargo Foothill credit facility, and repaid all outstanding balances owed under the revolving credit partition of the Wells Fargo Foothill credit facility.

We do not perform any interest rate hedging activities related to these two facilities.

We have exposure to foreign currency fluctuations through our operations in Canada. These operations accounted for approximately $5.5 million, which represented 1.7% of our revenues for the fiscal 2004. We generally pay the operating expenses related to these revenues in the corresponding local currency. We will be subject to any risk for exchange rate fluctuations between such local currency and the dollar.

Additionally, we have exposure to foreign currency fluctuation through our exporting of foreign magazines and the purchased of foreign magazine for domestic distribution.

Revenues derived from the export of foreign titles (or sale to domestic brokers who facilitate the export) totaled $32.0 million for fiscal year 2004 or 9.6% of total revenues. For the most part, our export revenues are denominated in dollars and the foreign wholesaler is subject to foreign currency risks. Distribution net of actual returns, excluding estimates for future returns, totaled $5.9 million (of a total $52.5 million) and was concentrated primarily in Australian dollars. We have the availability to control foreign currency risk via increasing or decreasing the local cover price paid in the foreign markets. There is a risk that a substantial increase in local cover price due to a decline in the local currency relative to the dollar could decrease demand for these magazines at retail and negatively impact our results of operations.

Domestic distribution related to imported titles, net of actual returns, excluding estimates for future returns, totaled approximately $39.9 million (of a total $216.1 million or 18.5%). Foreign publications are purchased in both dollars and the local currency of the foreign publisher, primarily Euros and pound sterling. In the instances where we buy in the foreign currency, we have the ability to set the domestic cover price, which allows us to control the foreign currency risk. These titles are generally priced significantly higher then their domestic counterparts, are considered somewhat of a luxury item, and demand is not highly impacted by cover price increases. However, a significant negative change in the relative strength of the dollar to these foreign currencies could result in higher cover prices and have a significant impact on the sales of these magazines at retail and on our results of operations.

We do not conduct any significant hedging activities related to foreign currency.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol SORC.

The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported by the Nasdaq National Market during the fiscal year shown. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Year ended January 31, 2003		
First Quarter	$ 5.79	$ 4.07
Second Quarter	5.75	3.82
Third Quarter	6.41	4.26
Fourth Quarter	5.93	3.76
Year ended January 31, 2004		
First Quarter	$ 5.51	$ 4.33
Second Quarter	8.59	5.50
Third Quarter	9.82	7.70
Fourth Quarter	14.30	8.10
Year ending January 31, 2005		
First Quarter (through April 12, 2004)	$ 13.55	$ 10.43

The last reported sale price of our common stock on the Nasdaq National Market on April 12, 2004 was $12.26. As of April 12, 2004, there were approximately 99 holders of record of the common stock.

Dividend Policy

We have never declared or paid dividends on our common stock. Our board of directors presently intends to retain all of our earnings, if any, for the development of our business for the foreseeable future. The declaration and payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including, among others, any restrictions contained in our credit facilities and our future earnings, operations, capital requirements and general financial condition and such other factors that our board of directors may deem relevant. Currently, our credit facilities prohibit the payment of cash dividends or other distributions on our capital stock or payments in connection with the purchase, redemption, retirement or acquisition of our capital stock.

Source Interlink Companies, Inc.

Index to Financial Statements

The Report of the Independent Certified Public Accountants

Board of Directors
Source Interlink Companies, Inc.
Bonita Springs, Florida

We have audited the consolidated balance sheets of Source Interlink Companies, Inc. as of January 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Source Interlink Companies, Inc. at January 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, effective February 1, 2002.

/s/ BDO Seidman, LLP
Chicago, Illinois
April 12, 2004

Source Interlink Companies, Inc.

Consolidated Balance Sheets

(in thousands)

January 31,	2004	2003
Assets		
Current Assets		
Cash	$ 4,963	$ 5,570
Trade receivables (Note 3)	41,834	44,108
Purchased claims receivable	5,958	7,761
Inventories (Note 4)	17,241	15,912
Income tax receivable	2,067	6,883
Deferred tax asset (Note 10)	2,915	2,342
Advances under magazine export agreement (Note 2)	6,830	-
Other	2,536	2,051
Total Current Assets	84,344	84,627
Property, plants and equipment (Note 5)	29,145	27,671
Less accumulated depreciation and amortization	(10,582)	(7,532)
Net Property, Plants and Equipment	18,563	20,139
Other Assets		
Goodwill, net (Note 7)	45,307	44,750
Intangibles, net (Note 6)	7,931	2,047
Deferred tax asset (Note 10)	908	947
Other	7,048	4,729
Total Other Assets	61,194	52,473
	$ 164,101	$ 157,239

See accompanying notes to Consolidated Financial Statements

Source Interlink Companies, Inc.

Consolidated Balance Sheets

(in thousands, except par value)

January 31,		2004		2003
Liabilities and Stockholders' Equity				
Current Liabilities				
Checks issued against future advances on revolving credit facility	$	14,129	$	6,611
Accounts payable and accrued expenses, net of allowance for returns of $57,842 and $32,065 at January 31, 2004 and 2003, respectively		44,741		50,119
Deferred revenue		1,680		2,177
Other		317		24
Current maturities of debt (Note 8)		4,059		29,215
Total Current Liabilities		64,926		88,146
Debt, less current maturities (Note 8)		31,541		17,026
Other		560		1,148
Total Liabilities		97,027		106,320
Commitments and Contingencies (Notes 12 and 13)				
Stockholders' Equity				
Contributed Capital:				
Preferred Stock, $.01 par (2,000 shares authorized; none issued)		-		-
Common Stock, $.01 par (40,000 shares authorized; 18,991 and 18,363 shares issued)		190		184
Additional paid-in-capital		102,297		97,338
Total contributed capital		102,487		97,522
Accumulated deficit		(35,778)		(45,826)
Accumulated other comprehensive (loss):				
Foreign currency translation		932		(210)
		67,641		51,486
Less: Treasury Stock (100 shares at cost)		(567)		(567)
Total Stockholders' Equity		67,074		50,919
	$	164,101	$	157,239

See accompanying notes to Consolidated Financial Statements

Source Interlink Companies, Inc.

Consolidated Statements of Operations

(in thousands, except per share data)

Fiscal year ended January 31,	2004	2003	2002
Revenues	$ 333,134	$ 290,894	$ 238,923
Costs of revenues	244,755	216,483	176,357
Gross profit	88,379	74,411	62,566
Selling, general and administrative expense	52,642	46,564	38,978
Fulfillment freight	16,381	14,721	7,931
Relocation expenses	1,730	1,926	-
Amortization of goodwill (Note 7)	-	-	5,424
Goodwill impairment charge (Note 7)	-	-	78,126
Operating income (loss)	17,626	11,200	(67,893)
Other income (expense)			
Interest expense	(3,647)	(3,765)	(3,338)
Other	(316)	514	(2,339)
Total other income (expense)	(3,963)	(3,251)	(5,677)
Income (loss) before income taxes	13,663	7,949	(73,570)
Income tax expense (benefit) (Note 10)	3,615	611	(705)
Net income (loss)	$ 10,048	$ 7,338	$ (72,865)
Earnings per share – basic	$ 0.54	$ 0.40	$ (4.07)
Earnings per share – diluted	0.51	0.40	(4.07)
Weighted average of shares outstanding – basic (Note 9)	18,476	18,229	17,915
Weighted average of shares outstanding – diluted (Note 9)	19,866	18,478	17,915

See accompanying notes to Consolidated Financial Statements

Source Interlink Companies, Inc.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance, January 31, 2001	18,372	$ 183	$ 97,773	$ 19,701	$ (1,420)	1,117	$ (6,447)	$ 109,790
Net loss				(72,865)				(72,865)
Foreign currency translation					(306)			(306)
Loss on marketable security included in net income					1,339			1,339
Comprehensive loss								(71,832)
Issuance of common stock	980	10	5,439					5,449
Exercise of stock options	57	1	147					148
Purchase of treasury stock						9	(39)	(39)
Other	6	-	27					27
Balance, January 31, 2002	19,415	194	103,386	(53,164)	(387)	1,126	(6,486)	43,543
Net income				7,338				7,338
Foreign currency translation					177			177
Comprehensive income								7,515
Issuance of common stock in exchange for services	46	1	216					217
Exercise of stock options	17	-	76					76
Exercise of warrants	11	-	32					32
Purchase of treasury stock						100	(464)	(464)
Retirement of treasury stock	(1,126)	(11)	(6,372)			(1,126)	6,383	-
Balance, January 31, 2003	18,363	184	97,338	(45,826)	(210)	100	(567)	50,919
Net income				10,048				10,048
Foreign currency translation					1,142			1,142
Comprehensive income								11,190
Exercise of stock options	624	6	2,820					2,826
Tax benefit from stock options exercised			924					924
Original issuance discount of note payable from warrants			936					936
Other	4	-	279					279
Balance, January 31, 2004	18,991	$ 190	$ 102,297	$ (35,778)	$ 932	100	$ (567)	$ 67,074

See accompanying notes to Consolidated Financial Statements

Source Interlink Companies, Inc.

Consolidated Statements of Cash Flows

(in thousands)

Years ended January 31,	2004	2003	2002
Operating Activities			
Net income (loss)	$ 10,048	$ 7,338	$ (72,865)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,084	3,301	7,815
Provision for losses on accounts receivable	1,819	2,023	2,824
Deferred income taxes	(534)	(1,178)	(2,321)
Deferred revenue	(497)	(320)	(855)
Loss on sale of security	-	-	3,500
Asset impairment charge	-	-	78,126
Tax benefit from stock options exercised	924	-	-
Other	1,047	(288)	581
Changes in assets and liabilities (excluding business acquisitions):			
Decrease (increase) in accounts receivable	455	17,619	(36,851)
(Increase) decrease in inventories	(1,329)	1,200	(3,227)
Decrease (increase) in other current and non-current assets	1,952	614	(1,476)
(Decrease) increase in accounts payable and other liabilities	(5,673)	(9,675)	23,147
Cash Provided by (Used in) Operating Activities	12,296	20,634	(1,602)
Investment Activities			
Capital expenditures	(2,113)	(4,429)	(3,711)
Purchase of claims	(81,341)	(79,789)	(85,888)
Payments received on purchased claims	83,144	75,396	101,886
Advances under magazine export agreement	(6,830)	-	-
Payments under magazine import agreement	(1,000)	(2,000)	-
Payments under magazine export agreement	(1,400)	-	-
Acquisition of The Interlink Companies, Inc., net of cash acquired	-	-	(13,677)
Acquisition of Innovative Metal Fixtures, Inc.	-	(2,014)	-
Proceeds from the sale of fixed assets	-	-	3,495
Other	-	-	165
Cash (Used in) Provided by Investing Activities	(9,540)	(12,836)	2,270
Financing Activities			
Increase (decrease) in checks issued against revolving credit facilities	7,518	6,611	(4,575)
(Repayments) Borrowings under credit facilities	(27,733)	(7,667)	5,656
Payments of notes payable	(5,974)	(3,758)	-
Borrowing under notes payable	20,000	-	-
Proceeds from the issuance of common stock	2,826	108	148
Purchase of treasury stock	-	(465)	(39)
Cash (Used in) Provided by Financing Activities	(3,363)	(5,171)	1,190
Increase (Decrease) in Cash	(607)	2,627	1,858
Cash, beginning of period	5,570	2,943	1,085
Cash, end of period	$ 4,963	$ 5,570	$ 2,943

See accompanying notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Source Interlink Companies, Inc. (the Company) and its subsidiaries distribute magazines direct to specialty retailers, design, manufacture, install and remove retail fixtures located at the check-out lane, manage retailers' claims for rebates with magazine publishers, provide access to a comprehensive database of point-of-sale data to retailers and product managers, and manufacture high-end wood retail display fixtures.

Principles of Consolidation

The consolidated financial statements include the accounts of Source Interlink Companies, Inc. and its wholly-owned subsidiaries (collectively, the Company) as of the date they were acquired. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Magazine Fulfillment

Revenues from the sale of magazines the Company distributes are recognized at the time of delivery less allowances for estimated returns. Revenues from the sale of magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the magazine. The Company records a reduction in revenue for estimated magazine sales returns and a reduction in cost of sales for estimated magazine purchase returns. Estimated returns are based on historical sell-through rates.

Fulfillment & Return Processing Services

Revenues from performing fulfillment and return processing services are recognized at the time the service is performed. The Company is generally compensated on either a per-copy or per-pound basis based on a negotiated price or a cost plus model.

Rebate Claim Filing

Revenues from the filing of rebate claims with publishers on behalf of retailers are recognized at the time the claim is paid. The revenue recognized is based on the amount paid multiplied by our commission rate. The Company has developed a program (the "advance pay" program) whereby the Company will advance the claimed amount less applicable commissions to the retailers and collect the entire amount claimed from publishers for our own accounts. The Company accounts for the advance as a purchase of a financial asset and records a receivable at the time of purchase.

Information Products

Revenues from information product contracts are recognized ratably over the subscription term, generally one year.

Custom Display Manufacturing

Revenues from the design and manufacture of custom display fixtures are recognized when the retailer accepts title to the display. Transfer of title usually occurs upon shipment. However, upon request from a customer, the product can be stored for future delivery for the convenience of the customer. If this occurs, we recognize revenue when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Services related to the manufacturing of displays such as freight, installation, warehousing and salvage are recognized when the services are performed.

Inventories

Inventories for In-store Services and Wood Manufacturing segments are valued at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

Inventories for the Magazine Fulfillment segment are valued at the lower of cost or market. Magazine inventory cost is determined by the last-in, first-out ("LIFO") method. The effect of the LIFO reserve at January 31, 2004 on the balance sheet and the income statement is insignificant.

Property, Plants & Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the estimated useful lives as follows:

Asset Class	Life
Buildings	40 years
Machinery and equipment	5-7 years
Vehicles	5-7 years
Furniture and fixtures	5-7 years
Computers	3-5 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease.

Goodwill

Prior to the adoption of SFAS 142, "Goodwill and Other Intangible Assets", the excess of the purchase price over the estimated fair value of net assets acquired was accounted for as goodwill and was amortized on a straight-line basis based on a 15 to 20 year life. The amortization period was based on the nature of the business acquired, its industry, and the long-standing relationships with core customers. In accordance with SFAS 142, goodwill is no longer amortized and is now tested for impairment at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. Management has determined that the Company's reporting units are the same as its operating segments for the purpose of allocating goodwill and the subsequent testing of goodwill for impairment. Goodwill relates entirely to the In-Store Services segment, which consists of acquired rebate claim filing and wire manufacturing operations. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Fair value of the operating unit is determined based on a combination of discounted cash flows and publicly traded company multiples and acquisition multiples of comparable businesses. For goodwill valuation purposes only, the fair value of the operating segment is allocated to the assets and liabilities of the operating segment to arrive at an implied fair value of goodwill, based upon known facts and circumstances as if the acquisition occurred currently. The difference between the carrying value and the estimated fair value of the goodwill would be recognized as an impairment loss.

Intangible Assets

The Company currently amortizes intangible assets, other than goodwill, over the estimated useful life of the asset ranging from 10 to 15 years. When appropriate, the Company commissions an independent expert to advise the Company on the useful life.

Deferred Financing Fees

Deferred financing fees are capitalized and amortized over the life of the credit facility and are included in other long-term assets.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. The Company had made acquisitions in the past that included a significant amount of goodwill and other intangible assets. Under generally accepted accounting principles in effect through December 31, 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives. Effective in 2002, goodwill is no longer amortized but is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value. Estimated fair value is less than values based on undiscounted operating earnings because fair value estimates include a discount factor in valuing future cash flows. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result

Derivative Financial Instruments

The Company uses a derivative to hedge variable interest rate exposure related to its Bank of America credit facility. To achieve hedge accounting, the criteria specified in FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" must be met. FAS 133 requires all derivatives, whether designated for hedging relationships or not, to be recorded on the balance sheet at fair value. The accounting for changes in the value of a derivative depends on whether the contract has been designated and qualifies for hedge accounting. The Company's derivative did not qualify for hedge accounting and any changes in fair value are recorded on the statement of operations.

Concentrations of Credit Risk

The Company has significant concentrations of credit risk in its Magazine Fulfillment, In-Store Services and Wood Manufacturing segments. If the Company experiences a significant reduction in business from its clients, the Company's results of operations and financial condition may be materially and adversely affected. The Company aggregates customers with a common parent when calculating the applicable percentages. For magazine distribution the Company calculates contribution to revenue based on the actual distribution and estimated sell-through based on the Company's calculated sales return reserve.

During fiscal 2004, two customers (Barnes and Noble, Inc. and Borders Group, Inc.) accounted for 50.6% (26.8% and 23.8%) of total revenues.

During fiscal 2003, these two customers accounted for 53.5% (27.7% and 25.8%) of total revenues.

During fiscal 2002, these two customers accounted for 46.3% (23.2% and 23.1%) of total revenues.

Allowance for Doubtful Accounts

The Company provides for potential uncollectible accounts receivable based on customer specific information and historical collection experience.

Shipping and Handling Charges

Shipping and handling charges related to the distribution of magazines are not included in *Cost of Revenues*. Shipping and handling costs totaled approximately $16.4, $14.7 and $7.9 million in 2004, 2003 and 2002, respectively.

Relocation Expenses

During fiscal 2003 and 2004, the Company relocated its claims submission and fixture billing center, its Corporate Headquarters, and its Magazine Fulfillment administrative offices to its new facility in Bonita Springs, FL. The Company elected early adoption of FAS 146, "Accounting for Costs Associated with Exit of Disposal Activities" and accounted for the relocation in accordance with the guidance provided by FAS 146. FAS 146 requires recording costs associated with an exit or disposal activity at their fair values when a liability has been incurred.

During fiscal 2004, the Company incurred $1.7 million of expenses related to the relocations. These costs consist of reimbursement of $0.3 million for moving expenses, $1.2 million for severance payments and other costs.

During fiscal 2003, the Company incurred $1.9 million of expenses related to the relocations. These costs consist of reimbursement of $1.2 million for moving expenses, $0.2 million for severance payments and other costs.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the other comprehensive income account in stockholders' equity.

Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Operations.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's two items of comprehensive income are foreign currency translation adjustments and in fiscal 2002 only a net unrealized holding loss on available-for-sale securities.

Earnings per Share

In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Fair Value of Financial Instruments

The carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt including credit facilities approximates fair value due to their stated interest rate approximating a market rate. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Accounting for Stock-Based Compensation

FAS No. 123, "Accounting for Stock-Based Compensation" defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided in FAS No. 123, the Company elected to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. No stock based compensation was reflected in the fiscal 2004, 2003 or 2002 net income (loss) related to our stock option plans as all options granted in those years had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

The following is a reconciliation of net income (loss) per weighted average share had the Company adopted FAS No. 123 (in thousands except per share amounts):

	2004	2003	2002
Net income (loss)	$ 10,048	$ 7,338	$ (72,865)
Stock compensation costs, net of tax	(1,330)	(2,191)	(1,788)
Adjusted net income (loss)	$ 8,718	$ 5,147	$ (74,653)
Weighted average shares, basic	18,476	18,229	17,915
Weighted average shares, diluted	19,866	18,478	17,915
Basic earnings per share – as reported	$ 0.54	$ 0.40	$ (4.07)
Diluted earnings per share – as reported	0.51	0.40	(4.07)
Basic earnings per share – pro-forma	$ 0.47	$ 0.28	$ (4.17)
Diluted earnings per share – pro-forma	0.44	0.28	(4.17)

The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year Ended January 31,	2004	2003	2002
Dividend yield	0%	0%	0%
Expected volatility	0.50	0.50	0.60
Risk-free interest rate	2.16% - 2.58%	2.21% - 4.32%	3.27% - 4.78%

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. The provisions of FIN 46 were effectively immediately for those variable interest entities created after January 31, 2003. The provision, as amended

December 2003, are effective immediately for those variable interest entities held prior to February 1, 2003 that are considered to be special purpose entities. The provisions, as amended, are to be applied no later than the end of the first reporting period that ends after March 15, 2004 for all other variable interest rate entities held prior to February 1, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements.

2. Business Combinations and Asset Acquisitions

The Interlink Companies, Inc.

In a series of transactions occurring between February 21, 2001 and June 1, 2001, the Company acquired all of the stock of The Interlink Companies, Inc. ("Interlink") for cash totaling $13.7 million (including professional fees and net of cash acquired) and 980,025 shares of the Company's common stock, valued at the time of acquisition at $5.4 million. Interlink has various operating companies, including International Periodical Distributors, Inc. ("IPD"), a direct distributor of magazines, and Deyco, a specialty national magazine distributor.

This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $70.9 million.

Unaudited pro forma results of operations for 2002 for the Company and Interlink, assuming the acquisition took place on February 1, 2001, follows (in thousands):

			2002
Revenues	As reported	$	238,923
	Pro forma		299,543
Net Income (loss)	As reported		(72,865)
	Pro forma		(84,522)
Earnings (loss) per share			
Basic	As reported	$	(4.07)
Basic	Pro forma		(4.72)
Diluted	As reported		(4.07)
Diluted	Pro forma		(4.72)

Innovative Metal Fixtures, Inc.

In May, 2002, the Company (through its Aaron Wire subsidiary) acquired all of the assets of Innovative Metal Fixtures, Inc. for $2.6 million ($2.0 million in cash and $0.6 million in a note payable to the former owner). Innovative Metal Fixtures, Inc. manufactures wire and metal fixture displays from manufacturing facilities in Vancouver, British Columbia.

This transaction has been accounted for as a purchase, and accordingly, the assets and liabilities have been recorded at fair market value. Results of operations have been included as of the effective date of the transaction. The purchase price exceeded the fair value of the assets acquired by approximately $2.0 million. The fair value of the assets acquired was allocated primarily to goodwill.

Magazine Import Agreement

In May, 2002, the Company entered into an agreement giving the Company the right to distribute domestically a group of foreign magazine titles. The agreement calls for an initial payment of $2.0 million, $1.0 million in fiscal 2004 and additional contingent payments up to $2.5 million spread over the two years ended May 2005 based on the overall gross profit generated from the sale of these titles. Payments under this agreement are included in intangible assets and are being amortized over ten years, the term of the agreement.

Magazine Export Agreement

In March, 2003, the Company entered into an agreement giving the Company the right to distribute internationally a group of domestic magazine titles. The agreement calls for an initial payment of $1.4 million, guaranteed payments totaling $4.2 million spread over the next four fiscal years, and additional contingent payments up to $5.6 million based on the overall gross profit generated from the Company's international sales of these titles. Guaranteed payments under this agreement were capitalized at inception and are included in intangible assets and are being amortized over fifteen years, the term of the agreement. The remaining guaranteed balances due under the agreement are included in Debt. Under the agreement, the Company agreed to pay the prior owner's outstanding trade payables out of the collections of the prior owner's outstanding receivables. Amounts collected in excess of payments made or payments in excess of collection are to be settled at a future date. At January 31, 2004 payments in excess of collections amounted to $6.8 million. At March 31, 2004 this balance had decreased to $3.0 million.

3. Trade Receivables

Trade receivables consist of the following (in thousands):

		2004		2003
Trade receivables	$	112,504	$	88,322
Allowances:				
Sales returns and other		66,102		38,289
Doubtful accounts		4,568		5,925
		70,670		44,214
	$	41,834	$	44,108

4. Inventories

Inventories consist of the following (in thousands):

		2004		2003
Raw materials	$	2,278	$	2,413
Work-in-process		1,973		1,752
Finished goods:				
Fixtures		761		1,174
Magazine inventory		12,229		10,573
	$	17,241	$	15,912

In the event of non-sale, magazine inventories are generally returnable to the publishers for full credit.

5. Property, Plants and Equipment

Property, plants and equipment consist of the following (in thousands):

		2004		2003
Land	$	870	$	911
Buildings		7,081		7,222
Leasehold improvements		1,419		1,190
Machinery and equipment		8,780		8,746
Vehicles		332		344
Furniture and fixtures		3,722		3,247
Computers		6,941		6,011
Property, plants and equipment	$	29,145	$	27,671

6. Intangible Assets

A summary of the Company's intangible assets is as follows (in thousands):

		2004		2003
Amortizable intangible assets:				
Customer lists	$	9,110	$	2,483
Accumulated amortization		(1,179)		(436)
Intangibles, net	$	7,931	$	2,047

Amortization expense from intangible assets was $0.7, $0.2, and $0.1 million for the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Amortization expense for each of the five succeeding years is estimated to be (in thousands):

Fiscal year		Amount
2005	$	750
2006		716
2007		691
2008		687
2009		684

7. **Goodwill Amortization and Impairment Charge**

For comparative purposes, the following schedule is a reconciliation of reported net income to adjusted net income for the three years ended January 31, 2004, adjusted to exclude goodwill amortization (in thousands, except per share data).

		2004		2003		2002
Reported net income	$	10,048	$	7,338	$	(72,865)
Add back: Goodwill amortization, net of tax		-		-		4,842
Adjusted net income	$	10,048	$	7,338	$	(68,023)
Reported earnings per share – basic	$	0.54	$	0.40	$	(4.07)
Reported earnings per share – diluted		0.51		0.40		(4.07)
Adjusted earnings per share – basic	$	0.54	$	0.40	$	(3.80)
Adjusted earnings per share – diluted		0.51		0.40		(3.80)

In 2002, we recorded an asset impairment charge related to the carrying value of goodwill. The impairment charge resulted from a valuation commissioned by the Company under FAS 121. Management's reasonable and supportable estimates of expected future cash flows from our Magazine Fulfillment and Wood Manufacturing segments were less than the carrying amount of the goodwill. Accordingly, we reduced the carrying value of the goodwill for Interlink and Huck to fair value. Our estimate of fair value was determined by independent appraisal using customary valuation methodologies (including discounted cash flow and fundamental analysis). The valuation concluded that the fair values of these segments were less than the carrying amount of the assets associated with these segments by approximately $78.1 million.

The following table shows, by segment, the original goodwill net of accumulated amortization, the impairment charge and the resulting goodwill at January 31, 2002 (in thousands):

Segment	Original Goodwill	Impairment Charge	Resulting Goodwill
In-Store	42,769	-	42,769
Wood manufacturing	9,539	9,539	-
Magazine Fulfillment	68,587	68,587	-

The change in goodwill from January 31, 2003 to January 31, 2004 related to the goodwill of foreign subsidiaries and the resulting changes in foreign currency rates.

8. Debt

Debt consists of (in thousands):

	2004	2003
Revolving Credit facility – Wells Fargo Foothill	$ 11,735	$ -
Note payable – Wells Fargo Foothill	4,083	-
Note payable – Hilco Capital, net of $858 original issuance discount	14,142	-
Guaranteed payments under magazine import agreements (Note 2)	3,850	-
Revolving credit facility – Bank of America	-	26,611
Revolving credit facilities – Congress Financial Corporation	-	12,857
Industrial Revenue Bonds	-	4,000
Notes payable to former owners of acquired company, currently being disputed by Company	1,613	1,886
Other	177	887
Debt	35,600	46,241
Less current maturities	4,059	29,215
Debt, less current maturities	$ 31,541	$ 17,026

Wells Fargo Foothill Credit Facility

On October 30, 2003, the Company entered into a credit agreement with Wells Fargo Foothill, which expires October 30, 2006. The credit agreement enables the Company to borrow up to $45.0 million under a revolving credit facility and provides a $5.0 million note payable. The credit agreement is secured by all of the assets of the Company.

Borrowings under the revolving credit facility bear interest at a rate equal to the prime rate (4.0% at January 31, 2004) plus a margin up to 0.5% (the applicable margin was 0.25% at January 31, 2004) based on an availability calculation and carries a facility fee of 1/4% per annum on the difference between $45 million and the average principal amount outstanding under the facility including advances under the revolving credit facility and letter of credits.

The term note payable bears interest at a rate equal to the prime rate (4.0% at January 31, 2004) plus 2.5%. The note is payable in equal principal installments of $0.1 million per month plus current interest. Subsequent to year-end, the note payable was paid in full.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are also limitations on capital expenditures and the Company is required to maintain certain financial ratios. The Company was in compliance with these ratios at January 31, 2004.

Availability under the facility is limited by the Company's borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability, after consideration of outstanding letters of credit, of $17.5 million at January 31, 2004.

Hilco Capital Note Payable

On October 30, 2003, the Company entered into a credit agreement with Hilco Capital. The note bears a value at maturity of $15.0 million and has been recorded net of the original issuance discount. Upon the closing of the agreement, Hilco received a five year warrant to purchase up to 400,000 shares of the Company's common stock at $8.04 per share. The warrants were valued at $.9 million using a Black Scholes option pricing model. The value of these warrants was recorded as an original issuance discount to the term loan and will be amortized over the term of the loan using the effective interest method. The credit agreement is secured by a subordinated interest in the assets of the Company. The note is payable October 30, 2006 and can be prepaid without penalty at any earlier date.

The note payable bears current interest at a rate equal to the greater of the prime rate (4.0% at January 31, 2004) plus 7.75% or 12% and deferred interest of 2% due at the termination of the agreement.

Under the note payable, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. There are also limitations on capital expenditures and the Company is required to maintain certain financial ratios. The Company was in compliance with these ratios at January 31, 2004.

Bank of America and Congress Financial Credit Facilities

The Company utilized the proceeds from the Wells Fargo Foothill credit facilities and Hilco Capital note payable to repay the Bank of America and Congress Financial credit facilities. The early termination of these credit facilities resulted in a $0.9 million write-off of the unamortized balance of the related deferred financing fees.

Note Payable to Former Owner of Acquired Company

In connection with the acquisition of Interlink, the Company assumed debt to the former owners of IPD. The Company disputed the remaining amounts owed and commenced legal action requesting the court release the Company of any further obligation under these arrangements. The notes were due in fiscal 2003 and bear interest of 12%, which the Company continued to accrue pending the outcome of the litigation. The balance due under the notes payable decreased during the year due to a positive arbitration award regarding the disputed items. Subsequent to year-end, the Company and the former owner settled the notes payable, interest accrued thereon, and the indemnification claim by agreeing to pay a total of $1.6 million.

The aggregate amount of long-term debt maturing in each of the next five years is as follows (in thousands):

Fiscal year		Amount
2005	$	4,059
2006		2,440
2007		29,054
2008		47

At January 31, 2004 and 2003, unamortized deferred financing fees were $2.6 and $0.3 million, respectively. Of the $2.6 million in deferred financing fees, $0.5 million related to the remaining unamortized closing fees on the Hilco Capital Note Payable, which the Company repaid all but a nominal amount subsequent to year-end.

9. Earnings Per Share

A reconciliation of the denominators of the basic and diluted earnings per share computations are as follows (in thousands):

	2004	2003	2002
Weighted average number of common shares outstanding	18,476	18,229	17,915
Effect of dilutive securities:			
Stock options and warrants	1,390	249	-
Weighted average number of common shares outstanding – as adjusted	19,866	18,478	17,915

Certain items were excluded from the dilution calculation for the following reasons (shares in thousands):

At January 31, 2004, options and warrants to purchase 817 and 26 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the option's and warrant's exercise price was greater than the average market price of the Company's common stock for 2004.

At January 31, 2003, options and warrants to purchase 3,484 and 234 shares of common stock, respectively, were not included in the computation of diluted earnings per share because the option's and warrant's exercise prices was greater than the average market price of the Company's common stock for 2003.

At January 31, 2002, options and warrants to purchase 4,326 and 262 shares of common stock, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive due to the Company's net loss.

10. Income Taxes

Provision (benefit) for federal and state income taxes in the consolidated statements of operations consists of the following components (in thousands):

	2004	2003	2002
Current			
Federal	$ 3,232	$ 1,108	$ 969
State	435	195	216
Foreign	482	485	431
Total current	4,149	1,788	1,616
Deferred			
Federal	(708)	(1,028)	(1,853)
State	135	(181)	(422)
Foreign	39	32	(46)
Total deferred	(534)	(1,177)	(2,321)
Total income tax expense (benefit)	$ 3,615	$ 611	$ (705)

The following summary reconciles income taxes at the maximum federal statutory rate with the effective rates for 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Income tax expense (benefit) at statutory rate	$ 4,782	$ 2,703	$ (25,014)
Change in valuation allowance	(3,208)	(2,109)	-
Non-deductible goodwill amortization	-	-	1,266
Non-deductible goodwill impairment	-	-	23,325
Non-taxable life insurance proceeds	-	-	(714)
State income tax expense (benefit), net of federal income tax benefit	371	403	(207)
Difference in foreign tax rates	(104)	(142)	134
Other, net	1,774	(244)	505
Income tax expense (benefit)	$ 3,615	$ 611	$ (705)

Components of earnings (loss) before income taxes are as follows (in thousands):

	2004	2003	2002
United States	$ 11,875	$ 6,009	$ (74,305)
Foreign	1,787	1,940	735
	$ 13,662	$ 7,949	$ (73,570)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows (in thousands):

	2004	2003
Deferred tax assets		
Net operating loss carryforwards	$ 5,030	$ 6,037
Allowance for doubtful accounts	1,777	1,870
Goodwill	1,510	2,409
Other	968	1,898
	9,285	12,214
Less: Valuation allowance	(4,104)	(7,312)
Deferred tax asset, net	5,181	4,902
Deferred tax liabilities		
Book/tax difference in capital assets	1,358	1,613
Total deferred tax liabilities	1,358	1,613
Net deferred tax asset (Liability)	3,823	3,289
Classified as:		
Current asset (liability)	2,915	2,342
Long-term asset (liability)	908	947
Net deferred tax asset (liability)	$ 3,823	$ 3,289

At January 31, 2004, the Company had net operating loss ("NOL") carryforwards of approximately $14,371 expiring as follows (in thousands):

Fiscal year	Amount
2018	190
2019	2,940
2020	11,241

Internal Revenue Service regulations limit the utilization of these operating losses to approximately $1.2 million per year.

Valuation allowances exist on assets where there is uncertainty as to their eventual utilization. Valuation allowances relate to any NOL whose usage is limited by law.

11. Related Party Transactions

The Company purchased legal services from Armstrong Teasdale LLP totaling approximately $0.7, $0.5, and $0.8 million for the years ended January 31, 2004, 2003 and 2002, respectively. Mr. Kenneth Teasdale is Chairman of Armstrong Teasdale LLP and has served as a director on the Company's Board of Directors since March 2000.

12. Commitments

Leases

The Company leases office and manufacturing space, an apartment, computer equipment, and vehicles under leases that expire over the next five years. Management expects that in the normal course of business, leases will be renewed or replaced with other leases.

Rent expense was approximately $5.9, $4.9, and $3.6 million for the years ended January 31, 2004, 2003 and 2002, respectively.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at January 31, 2004 (in thousands):

Year Ending January 31,		Amount
2005	$	5,816
2006		4,629
2007		3,669
2008		3,328
2009		3,093
Thereafter		18,172
	$	38,707

Litigation and Contingencies

Litigation

The Company has pending certain legal actions and claims, which were incurred in the normal course of business, and is actively pursuing the defense thereof. In the opinion of management, these actions and claims are either without merit or are covered by insurance and will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

13. Employee Benefit Plans

Stock Option Plans

Under the Company's stock option plans, options to acquire shares of Common Stock have been made available for grant to certain employees and non-employee directors. Each option granted has an exercise price of not less than 100% of the market value of the Common Stock on the date of grant. The contractual life of each option is generally 10 years. The vesting of the grants varies according to the individual options granted.

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding at January 31, 2001	3,066,048	$ 1.66 – $ 21.60	$ 10.29
Options granted	2,349,416	3.92 – 6.31	5.11
Options granted	2,349,416	3.92 – 6.31	5.11
Options forfeited or expired	(1,032,701)	4.00 – 16.63	10.77
Options exercised	(56,364)	2.42 – 2.66	2.63
Options outstanding at January 31, 2002	4,326,399	1.66 – 21.60	7.46
Options granted	926,750	4.27 – 6.00	4.83
Options forfeited or expired	545,633	1.66 – 16.63	6.26
Options forfeited or expired	(395,633)	1.66 – 16.63	5.89
Options exercised	(16,599)	2.42 – 5.00	4.63
Options outstanding at January 31, 2003	4,840,917	2.42 – 21.60	7.09
Options granted	826,750	4.56 – 9.66	5.09
Options forfeited or expired	(141,972)	4.21 – 16.63	7.29
Options exercised	(624,661)	2.42 – 5.94	4.52
Options outstanding at January 31, 2004	4,901,034	$ 2.42 – $ 21.60	$ 7.07

The following table summarizes information about the stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Price	Remaining Contractual Life (Months)	Numbers Exercisable	Weighted Average Price
	2,334,361		24 – 108	1,835,995	
$ 2.42 – $ 5.00	2,334,361	$ 4.62	24 - 108	1,835,995	$ 4.64
5.01 – 7.50	995,389	5.57	48 – 106	968,472	5.57
7.51 – 10.00	741,917	7.95	58 – 118	649,084	7.89
10.01 – 15.00	417,667	12.79	59 – 76	416,667	12.78
15.01 – 21.60	411,700	18.66	78 – 86	411,700	18.66

4,901,034			4,281,918	4,281,918
4,901,034	$ 7.07		4,281,918	$ 7.35

Options exercisable at January 31, 2003 totaled 3,816,021 with a weighted average exercise price of $7.58.

Options exercisable at January 31, 2002 totaled 2,548,042 with a weighted average exercise price of $8.56.

The weighted average fair value of each option granted during the year was $1.82, $1.80, and $2.23 (at grant date) in 2004, 2003, and 2002, respectively. The options were issued at exercise prices which were equal to or exceeded quoted market price at the date of grant.

At January 31, 2004, 22,561 shares were available for grant under the plans.

Profit Sharing and 401(k) Plan

The Company has a combined profit sharing and 401(k) Plan. Annual contributions to the profit sharing portion of the Plan are determined by the Board of Directors and may not exceed the amount that may be deducted for federal income tax purposes. There were no profit sharing contributions charged against operations for the years ended January 31, 2004, 2003, and 2002.

Under the 401(k) portion of the Plan, all eligible employees may elect to contribute 2% to 20% of their compensation up to the maximum allowed under the Internal Revenue Code. The Company matches one half of an employee's contribution, not to exceed 5% of the employee's salary. The amounts matched by the Company during the years ended January 31, 2004, 2003, and 2002 pursuant to this Plan were approximately $0.4, $0.3, and $0.4 million, respectively.

Deferred Compensation Plan

During fiscal year 1997, the Company established an unfunded deferred compensation plan for certain officers, who elect to defer a percentage of their current compensation. The Company does not make contributions to the plan and is responsible only for the administrative costs associated with the plan. Benefits are payable to the participating officers upon their death or termination of employment. From the deferred funds, the Company has purchased certain life insurance policies. However, the proceeds and surrender value of these policies are not restricted to pay deferred compensation benefits when they are due.

Union Plan

At January 31, 2004, 178 of the Company's 1,169 employees were members of a collective bargaining unit. The Company is party to two collective bargaining agreements, which expire on December 31, 2005 and September 30, 2004. Contributions to the union funds were approximately $0.4 million for the years ended January 31, 2004, 2003, and 2002.

Stock Award Plan

In September 1996, the Company adopted its Stock Award Plan for all employees and reserved 41,322 shares of Common Stock for such plan. Under the plan, the Stock Award Committee, appointed by the Board of Directors of the Company, shall determine the employees to whom awards shall be granted. No awards were granted during the years ended January 31, 2004, 2003, or 2002.

14. Warrants

The following table summarizes information about the warrants for common stock outstanding at January 31, 2004:

Exercise Price	Number Outstanding	Number Exercisable	Date of Grant	Date of Expiration
$ 5.39	8,000	8,000	May 23, 2002	April 30, 2007
6.82	150,000	-	October 23, 2003	October 23, 2013
8.01	75,000	25,000	August 29, 2003	August 29, 2013
8.04	400,000	400,000	October 30, 2003	October 30, 2008
14.00	25,644	25,644	May 23, 2002	August 31, 2005

15. Supplemental Cash Flow Information

Supplemental information on the approximate amount of interest and income taxes paid (refunded) is as follows (in thousands):

Year Ended January 31,	2004	2003	2002
Interest	$ 3,945	$ 3,545	$ 3,590
Income Taxes	$ (2,962)	$ 2,609	$ 2,565

Significant non-cash activities were as follows:

During 2004, in connection with the magazine export agreement discussed in Note 2, a liability of $4.2 million was recognized for the guaranteed payments owed under the agreement.

In connection with the closing of the Wells Fargo Foothill credit facility, the outstanding balances (including any accrued but unpaid interest and fees) with Bank of America and Congress Financial were paid in full. Termination of our existing facilities resulted in a write-off of the related unamortized deferred loan charges of $0.9 million.

The Hilco Capital note payable is recorded net of an original issuance discount related to the 400,000 warrants (total value at $0.9 million) issued upon close.

During 2003, the Company retired 1,126,120 shares of common stock held in treasury which was recorded at a cost of $6.4 million.

As part of the relocation of our North Carolina claim submission and fixture billing center to Bonita Springs, Florida, the assets related to the land and building located in North Carolina totaling $1.8 million was placed on the market for sale. As a result, the related assets were removed from our capital asset accounts and are recorded in other long-term assets.

During 2002, the Company issued 980,025 shares of Common Stock as part of the Interlink acquisition.

In conjunction with business acquisitions, the Company used cash as follows (in thousands):

	Year ended January 31,	
	2003	2002
Fair value of assets acquired, excluding cash	$ 3,015	$ 77,435
Less: Liabilities assumed and created upon acquisition	397	58,309
Less: Note payable issued	604	-
Less: Stock issued	-	5,449
Net Cash Paid	$ 2,014	$ 13,677

16. Segment Financial Reporting

The Company's segment reporting is based on the reporting of senior management to the Chief Executive Officer. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies.

The reportable segments of the Company are Magazine Fulfillment, In-Store Services, Wood Manufacturing and Shared Services. The accounting policies of the segments are materially the same as those described in the Summary of Accounting Policies.

The Magazine Fulfillment segment derives revenues from (1) selling and distributing magazines, including domestic and foreign titles, to major specialty retailers and wholesalers throughout the United States and Canada, (2) exporting domestic titles internationally to foreign wholesalers or through domestic brokers, (3) serving as a secondary national distributor, (4) providing return processing services for major specialty retail book chains and (5) servicing as an outsourced fulfillment agent.

The In-Store Services segment derives revenues from (1) designing, manufacturing, and invoicing participants in front-end fixture programs, (2) providing claim filing services related to rebates owed retailers from publishers or their designated agent, (3) shipping, installation and removal of front-end fixtures, and (4) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers.

The Wood Manufacturing segment derives revenues from designing, manufacturing and installing high-end wood store fixtures.

Shared Services consists of overhead functions not allocated to individual operating segments. Previously, the majority of these expenses were included in the In-Store Services segment. Comparable information is not available and not presented for the prior fiscal year.

Segment results follow (in thousands):

Year ended January 31, 2004	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Shared Services	Consolidated
Revenues	$ 255,814	$ 58,601	$ 18,719	$ -	$ 333,134
Cost of revenues	194,467	33,931	16,357	-	244,755
Gross profit	61,347	24,670	2,362	-	88,379
Selling, general & administrative	28,354	8,245	1,373	14,670	52,642
Fulfillment freight	16,381	-	-	-	16,381
Relocation expense	1,654	-	-	76	1,730
Operating Income	$ 14,958	$ 16,425	$ 989	$ (14,746)	$ 17,626
Total Assets	$ 47,718	$ 78,953	$ 15,114	$ 22,316	$ 164,101

The following segment results are reported under the segment reporting effective for the prior year (in thousands).

Year ended January 31, 2004	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$ 255,814	$ 58,601	$ 18,719	$ 333,134
Cost of revenues	194,467	33,931	16,357	244,755
Gross profit	61,347	24,670	2,362	88,379
Selling, general & administrative	28,354	22,915	1,373	52,642
Fulfillment freight	16,381	-	-	16,381
Relocation expense	1,654	76	-	1,730
Operating Income	$ 14,958	$ 1,679	$ 989	$ 17,626
Total Assets	$ 47,718	$ 101,269	$ 15,114	$ 164,101

Year ended January 31, 2003	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$ 211,663	$ 61,754	$ 17,477	$ 290,894
Cost of revenues	164,702	35,391	16,390	216,483
Gross profit	46,961	26,363	1,087	74,411
Selling, general & administrative	24,794	19,971	1,799	46,564
Fulfillment freight	14,721	-	-	14,721
Relocation expense	85	1,841	-	1,926
Operating Income	$ 7,361	$ 4,551	$ (712)	$ 11,200
Total Assets	$ 32,862	$ 108,982	$ 15,395	$ 157,239

Year ended January 31, 2002	Magazine Fulfillment	In-Store Services	Wood Manufacturing	Consolidated
Revenues	$ 155,805	$ 65,148	$ 17,970	$ 238,923
Cost of revenues	126,217	33,978	16,162	176,357
Gross profit	29,588	31,170	1,808	62,566
Selling, general & administrative	18,421	18,848	1,709	38,978
Fulfillment freight	7,931	-	-	7,931
Amortization of goodwill	2,358	2,723	343	5,424
Asset impairment charge	68,587	-	9,539	78,126
Operating Income	$ (67,709)	$ 9,599	$ (9,783)	$ (67,893)
Total Assets	$ 36,961	$ 110,043	$ 17,426	$ 164,430

17. Selected Quarterly Financial Data (unaudited)

Quarterly financial data for 2004 and 2003 is as follows (in thousands, except per share amounts):

	Q1	Q2	Q3	Q4
	April 30	July 31	October 31	January 31
2004				
Revenues	$ 80,983	$ 85,475	$ 92,229	$ 74,447
Gross profit	20,760	23,004	24,938	19,677
Net income	629	2,992	4,096	2,332
Earnings per share – basic	$ 0.04	$ 0.16	$ 0.22	$ 0.12
Earnings per share – diluted	0.04	0.15	0.20	0.11
2003				
Revenues	$ 67,066	$ 73,955	$ 81,214	$ 68,659
Gross profit	18,901	17,809	20,384	17,317
Net income	1,727	1,108	2,903	1,600
Earnings per share – basic	$ 0.09	$ 0.06	$ 0.16	$ 0.09
Earnings per share – diluted	0.09	0.06	0.16	0.09

During 2004, the Company restated its historical financial statements to revise the accounting treatment for revenue recognition related to its rebate claim filing business.

Reconciliation of selected quarterly financial data to previously reported amounts (in thousands):

Quarter ended April 30, 2003	As previously reported	As restated
Revenues	$ 81,015	$ 80,983
Gross profit	20,781	20,759
Net income	641	629
Earnings per share – basic	0.04	0.04
Earnings per share – diluted	$ 0.04	$ 0.04

Quarter ended July 31, 2003		As previously reported		As restated
Revenues	$	85,155	$	85,475
Gross profit		22,780		23,004
Net income		2,857		2,992
Earnings per share – basic		0.16		0.16
Earnings per share – diluted	$	0.15	$	0.15

18. Subsequent Event

In March 2004, the Company completed the sale of 3,800,000 shares of common stock at $11.50 per share excluding underwriting discounts and expenses. Proceeds to the Company of approximately $41.1 million before expenses were utilized to repay the Wells Fargo Foothill note payable and revolving credit facility, and all but a nominal amount on the Hilco Capital note payable.

Intentionally left blank.

Report of Independent Certified Public Accountants

Board of Directors
Source Interlink Companies, Inc.
Bonita Springs, Florida

The audits referred to in our report dated April 12, 2004, relating to the consolidated financial statements of Source Interlink Companies, Inc., which are referred to in Item 8 of this Form 10-K, included the audit of the accompanying financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits. In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/BDO Seidman, LLP
Chicago, Illinois
April 12, 2004

Schedule II

Source Interlink Companies, Inc.

Valuation and Qualifying Accounts Schedule
January 31, 2004
(in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts - describe (1)	Deductions	Balance at end of period
Year ended January 31, 2004:					
Allowance for doubtful accounts	$ 5,925	$ 1,819	$ -	$ 3,176	$ 4,568
Year ended January 31, 2003:					
Allowance for doubtful accounts	6,142	2,023	-	2,240	5,925
Year ended January 31, 2002:					
Allowance for doubtful accounts	$ 1,398	$ 2,824	$ 7,206	$ 5,286	$ 6,142

(1) Additions due to acquisitions

Board of Directors and Corporate Officers

As of May 7, 2004

Directors

Robert O. Aders
Chairman and Chief Executive Officer
Advisory Board, Inc.

C. Clint Allen
Chief Executive Officer
A.C. Allen & Company

S. Leslie Flegel
Chairman and Chief Executive Officer
Source Interlink Companies, Inc.

Harry L. "Terry" Franc III
Retired Executive Vice President
Bridge Trading Company

James R. Gillis
President and Chief Operating Officer
Source Interlink Companies, Inc.

Aron S. Katzman
Chairman and Chief Executive Officer
Decorating Den of Missouri, Inc.

Allan R. Lyons
Managing Partner
21st Century Strategic Investment
Planning LLC

Randall S. Minix
Chief Financial Officer
South Atlantic Lumber Industries

Kenneth F. Teasdale
Chairman
Armstrong Teasdale LLP

Corporate Officers and Executives

S. Leslie Flegel
Chairman and Chief Executive Officer

James R. Gillis
President and Chief Operating Officer

Jason S. Flegel
Executive Vice President

John R. Amann
Executive Vice President

Marc Fierman
Chief Financial Officer

Corporate Information

Source Interlink Companies, Inc
World Headquarters
27500 Riverview Center Boulevard
Bonita Springs, Florida 34134

Stock Listing

Nasdaq National Market: **SORC**

Website

www.sourceinterlink.com
Our website contains electronic copies of our corporate governance Documents, news releases, U.S. Securities and Exchange Commission filings, descriptions of our products and services, and other information about our company.

Our Annual Report on Form 10-K

A printed copy of our annual report on Form 10-K may be obtained without charge on our website, www.sourceinterlink.com, or on the website of the U.S. Securities and Exchange Commission, www.sec.gov. It is also available without charge by calling or writing our Investor Relations Department

Investor Relations Department
Dean Heine
(212) 683-0376
dheine@sourceinterlink.com

Transfer Agent and Registrar

Account information and transactions are managed by Mellon Investor Services, LLC. Please direct notices of address changes or questions regarding account status, stock transfers, or lost certificates to:

Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.melloninvestor.com
(888) 213-0965

Independent Auditors

BDO Seidman, LLP
233 N. Michigan Avenue
Chicago, Illinois 60601

SOURCE
INTERLINK
COMPANIES

World Headquarters
27500 Riverview Center Boulevard
Suite 400
Bonita Springs, Florida 34134
phone: (239) 949-4450

www.Sourceinterlink.com